Exhibit 99.1

annual report 2019

BREWER WORLD’S LEADING ARE THE BY OUR “WE WE DO IS DRIVEN YTHING TOGETHER AND EVER PEOPLE OF BRINGING WORLD.” DREAM FOR A BETTER

Contents Letter to our shareholders 2 Key figures 2019 6 Highlights of the year 8 Who we are & what we do 10 Where we operate 14 Dream-people-culture 16 Market context 20 Strategy 22 Performance 24 Innovation 30 Better world 36 Community Engagement 38 Sustainability 44 Integrity 53 Report scope 54 Corporate governance statement 58

AB INBEV ANNUAL REPORT 2019 To our shareholders: Our performance in 2019 was below our expectations, and we are not satisfied with the results. There were many successes, but we also faced many challenges. We understand that in order to reach our ambitious goals, we need to embrace these challenges head-on and transform them into opportunities for success. e are a strong, diversified company with an unrivaled geographic footprint, portfolio of brands, talent pool and a clear commercial strategy. As Wthe world’s leading brewer, our commitment to grow the beer category is unwavering. We will use the learnings from 2019 to better position ourselves to deliver long-term sustainable top and bottom-line growth. We are a company of owners, who take results personally. As we look to the future, we are determined to lead growth through consumer-centricity, operational excellence and innovation. We have a unique opportunity to build a stronger business which is more connected than ever to our consumers and customers, leveraging our assets to create lasting value. Reflecting on our performance In 2019, we continued to enhance our focus on top-line growth and value creation while adopting a more balanced strategy between volume and revenue per hl growth. We grew volumes by 1.1% in 2019, our third consecutive year of volume growth with the rate of growth accelerating each year. Combined with revenue per hl growth of 3.1%, we delivered top-line growth of 4.3%. Our EBITDA grew by 2.7% with margin contraction of 65 bps to 40.3%, below where we wanted to be. We faced significant headwinds in our cost base driven primarily by the highest annual increase in commodity and transactional currency costs in the past decade, which held back EBITDA growth by approximately 200 bps. Additionally, challenging macroeconomic environments in many of our relevant markets pressured consumer disposable 4. income, resulting in trade-down and consumption TOP-LINE contraction. We achieved a major milestone in 2019 with the successful completion of the listing of a minority stake of our Asia Pacific business (Budweiser APAC) on the Hong Kong Stock Exchange for 5.75 billion USD, recognizing the value we have created in the APAC region throughout the past decade. The listing creates a regional champion in the consumer goods space and an attractive platform for M&A. We also took significant steps to deleverage toward our optimal capital structure, resulting in a leverage ratio of 4.0x on 31 December 2019 (accounting for the proceeds expected to be received from the divestment of the Australian operations while excluding the last 12 months EBITDA from the Australian operations). Growing the global beer category We remain focused on driving beer category growth by leveraging the interlocking frameworks of the market maturity model, category expansion framework and growth champions. The category expansion framework provides a roadmap for growing the beer category by offering a full portfolio of options spanning different styles and price points to reach more consumers on more occasions. Core lager is at the center of the category expansion framework and is the heart of our business. We have made signifi-cant advances in elevating our core brands around the world by segmenting our core lagers into easy drinking lagers and classic lagers, which have different liquid profiles and cater to different consumption occasions. By doing so, we drive incremental growth by reducing cannibalization, while strengthening the relative positioning of each brand. While our core portfolio declined in volume in 2019, it was an improved trend from 2018 and we delivered strong growth from our core brands in meaningful markets such as Mexico, Colombia and Nigeria. Premiumization, a consumer trend across all our markets, is a key element of the category expansion framework and our commercial strategy, as it generates incremental top and bottom-line growth. It is a 3% critical growth driver for the global beer category, GROWTH especially as consumers are trading up from core brands. Our above core brands now comprise more than a quarter of our total volume and are growing ahead of the total company. Our High End Company is leading the way, growing top and bottom line by double-digits in 2019 off a meaningful base. Our global brands are at the forefront of our premiumization strategy and had a very strong year, growing revenue by 8.0% outside of their home markets where they command a pre-

LETTER TO OUR SHAREHOLDERS mium. Budweiser grew 3.3% outside of the US, led by strong performances from Brazil, Europe and India, but was negatively impacted by the softness in the nightlife channel in China, where it has a leading position. Stella Artois delivered growth of 6.5% outside of Belgium, with meaningful growth in the US and Brazil. Corona continued to lead the way with growth of 21.0% outside of Mexico, with major contributions from markets such as China and South Africa. The strong equity of our global brands was also recognized by Interbrand, which ranked Budweiser and Corona in its list of the top 100 global brands. They were the two highest ranked beer brands, improving their rankings from last year and increasing their brand value on a dollar basis. Smart affordability is another critical pillar of the category expansion framework, as price is a major barrier to entering the beer category for many consumers. This is especially true in many emerging markets, where consumer disposable income growth often considerably lags inflation. This has impacted the relative affordability of beer and, in many cases, negatively affected per capita consumption. In response, we have elevated our smart affordability strategy. We have been expanding our portfolio through initiatives such as new packaging formats and brands, including beers brewed with local crops. These innovations are driving meaningful incremental profits in key markets, but generally have a dilutive impact on revenue per hl. In addition to differentiating beers by price point, the category expansion framework extends the beer category with flavored beers and other beer styles, which appeal to differ- +2 ent taste profiles and bring beer to a wider set of occasions. We have meaningfully enhanced EBITDA our portfolio offerings in both flavored beers and other beer styles, particularly through ZX Ventures, our disruptive growth organization. ZX Ventures continues to fuel our top-line results, accounting for more than 15% of our 5. revenue growth. billion We are proud of the advancements we have made across our portfolio to meet the needs of VALUE a broad set of consumers across price points, MINORITY styles and occasions. We will continue to inno- OUR vate and enhance our offerings as we seek to BUSINESS THE HONG lead the growth of the global beer category. Responding to a changing world We are a company driven by communities, fueled by innovation and centered on consumers. Several key trends, both ongoing and emerging, are affecting our consumers and their behavior. An aging population, social isolation and a movement towards gender equality are giving rise to major behavioral trends such as health and wellness and a greater need for digitization and connection. We need to embrace every aspect of our evolving world. We must answer to new consumers and stakeholders by leveraging the capabilities we have built and accelerating our plans while acknowledging our gaps and exploring growth opportunities. This means our company must evolve. After all, we are owners, building a company to last. Dreaming big is in our DNA. We see challenges as opportunities, and we are never completely satisfied with our results. Reimagining what our company can become While we have made significant strides in our transformation, we need to move faster. In 2020 and beyond, we will move with greater speed and agility to develop new capabilities and ways of thinking. We are positioning our company for greater success by scaling up our growth platforms: Becoming an even better beer company – We will continue delivering results while also transforming our core business. We will continue to innovate and brew superior beers so 7% we can address more consumers needs on more occasions. As consumers interact with IN 2019 each other in new ways, especially through technology, we need to engage with them where they are, in the formats they want and in ways that are convenient for them while also offering more experiences. We will use technology to better engage with our cus-USD tomers as a gateway to our consumers. Accelerating our premiumization strategy THE—Across the world and especially in mature STAKE OF markets, consumers are looking for afford-PACIFIC able luxuries in all consumer goods cate- ON gories, including beer. We will leverage our STOCK unparalleled portfolio of premium beers and innovation capabilities to capitalize on our leadership position in the premium category.

AB INBEV ANNUAL REPORT 2019 Expanding beyond beer—As consumer tastes fragment, we need a broader portfolio of offerings for more consumers on more occasions, including beverages other than beer to address their needs. We need to become the company that brings all people, not just “beer people”, together. Embarking on new ventures and offering new solutions to our customers and consumers—We will leverage the unmatched platform and rights of way we have built over the years to create new businesses that will create incremental value. We can help our customers become more efficient and profitable. We can provide convenience to customers and consumers by delivering more products and services to more places by leveraging our existing assets and capabilities. We believe these platforms will strengthen our core while adding new muscles to help us deliver our long-term growth aspirations. We are leveraging technology to transform ways of working to be more agile so we can create better solutions and value for our customers and our consumers around the world. Our talented people and our commitment to innovation will help us deliver growth. Committed to a Better World We are determined to build a company to last. To do that, we need a healthy environment and thriving communities. Through our 2025 Sustainability Goals, we are committed to creating a better world for all of our stakeholders while also creating value for our business. In 2019, we continued to support our farmers through agricultural development, working with over 20 000 farmers in 13 countries to grow the best barley, wheat, cassava, hops, maize, rice and sorghum. We set an ambitious goal that 100% of our direct farmers will be skilled, connected and financially empowered by 2025. Today, 50% of our direct farmers are skilled, 45% are connected and 35% are financially empowered. Climate change impacts our business and the communities in which we live and work. We have committed that 100% of our global purchased electricity volume will come from renewable sources by 2025. Today, 61% of our purchased electricity volume is under contract from renewable sources. We also made progress this year toward our ambition for every experience with beer to be a positive one. In support of the United Nations Sustainable Development Goals and World Health Organization goals, we launched plans to reduce the harmful use of alcohol in pilot cities across our major markets, developed in conjunction with the local communities and led by local authorities. These include novel road safety programs, the use of mystery shoppers to prevent underage drinking and the deployment at large scale of “screening and brief interventions”, a simple but effective survey that allows public health workers to detect people at risk and undertake corrective measures. The learnings from these pilot programs are open to all and can be used to replicate these results in places with similar conditions. We are leveraging technology to ensure that we are always operating at the highest ethical standards. Our award-winning compliance platform, Brew RIGHT, is an innovative use of artifi-cial intelligence to help detect and prevent fraud and corruption. We are exploring the creation of a consortium of users that would help drive scale, which is critical to accelerate progress and maximize impact. Mobilizing our company for evolution There is a fundamental truth about beer: it brings people together. We are the world’s leading brewer and everything we do is driven by our dream of bringing people together for a better world. Brewing the world’s most loved beers, building iconic brands and creating meaningful experiences are what energize and inspire us. We are committed to making beer part of life’s greatest moments, and we strive to make every experience with beer positive. Through hard work and the strength of our people, we can achieve anything. Together, we will deliver sustainable growth and continue bringing people together for the next 100 years to come. Chairman of the Board Chief Executive Officer

KEY FIGURES Key Figures 2019

AB INBEV ANNUAL REPORT 2019

HIGHLIGHTS Highlights of the year January We were selected for the 2019 Bloomberg Gender-Equality Index as one of 230 companies around the world working toward more equal, inclusive workplaces. February Stella Artois launched a Super Bowl campaign with actors Jeff Bridges and Sarah Jessica Parker, as part of our partnership with Water.org. The spot earned 7.6 billion impressions and received 418,000 social mentions while providing clean water access to 270,000 people in the developing world. Skol Puro Malte was introduced in our South America Zone during an official launch during Carnival in February. It has become the biggest innovation in the Zone in recent years in terms of volume. We introduced Leffe Blond 0.0%, the first 0.0% abbey beer. It debuted in Belgium then, later in the year, the Netherlands and finally in France to very positive reactions. March We strengthened our portfolio in France with the launch of Budweiser. Coupled with its launch in the Netherlands later in the year, Budweiser became our fastest growing brand in Europe. We launched Z-Tech—a new innovation group with the mission to catalyze the growth of small and medium businesses worldwide, through technology. Castle Lager launched an iconic supporters’ jersey for all South African sports enthusiasts made up of jersey strips from six unifying sporting moments in the country’s history. The jersey was manufactured to inspire the national teams and simultaneously fuel fan passion, helping the brand continue its presence as a national unifier through sports. April We were recognized among Fast Company’s World-Changing Ideas 2019 and Forbes’ inaugural Blockchain 50 list for our partnership with BanQu, a startup from our 100+ Sustainability Accelerator which helps provide financial identities to unbanked farmers in Uganda and Zambia. May Our North America team hosted an AB InBev Investor Day in New York, showcasing our five commercial priorities for the US, our portfolio of brands (including innovations) and our team in charge of leading future growth. June To celebrate Sustainability Week, over 1,200 of our colleagues in Nigeria came together through our Better World Champions initiative to participate in street cleanups, rehabbing local roads, planting trees, coaching students, recycling and more. As an extension of a longstanding partnership with Parley for the Oceans, Corona began accepting plastic intercepted in cities and on coastlines around the world as payment for beer during the week of World Oceans Day. July We announced our agreement to divest Carlton & United Breweries (CUB) to Asahi Group Holding, Ltd. for 16 billion AUD, equivalent to approximately 11.3 billion USD in enterprise value. We launched the Road Safety Toolkit in partnership with the United Nations Institute for Training and Research (UNITAR), which implements solutions to reduce traffic accidents and save lives. Budweiser kicked off its global “Be a King” campaign and became the official beer of both the Premier League and La Liga, two of the most amazing football leagues with millions of fans around the world.

August We were ranked number 19 on Fortune’s 2019 “Change the World” List in recognition of our agricultural development initiatives to help farmers become more financially empowered. Our Africa Zone teamed up with five women in the beer industry to create a special limited-edition brew that celebrated women in brewing, and embodied the characteristics of strong independent women. September We completed the initial public offering (IPO) of a minority stake of our Asia Pacific business (Budweiser APAC) on the Hong Kong Stock Exchange for 5.75 billion USD. By doing so, we created a superior regional champion in the consumer goods space positioned to expand across the fastest growing markets in the APAC region. We led Global Be(er) Responsible Day, engaging 69,000 colleagues worldwide to promote smart drinking. Together, we reached 3.9 million consumers and 1.5 mil-lion customers across more than 40 countries with responsible drinking messages. We reinforced our commitment to sustainable development and the UN Sustainable Development Goals during the week of the 74th session of the United Nations General Assembly and demonstrated how we leverage the power and reach of our global brands to inspire action. October October marked the three-year anniversary of our combination with SAB and we completed the delivery of the 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016. Budweiser partnered with global football champion Sergio Ramos in a new installment of our “Be a King” campaign. This partnership helps inspire people worldwide by bringing them closer to a king of football. November Corona joined forces with big wave surfer Frank Solomon to debut the documentary Street Surfers on local South African television. The film is a thought-provoking look at a unique band of heroes in South Africa who are making an impact to address global pollution. On November 21, we partnered with Nikola Motor Company and BYD (Build Your Dreams) to complete the first ever ‘Zero-Emission Beer Delivery’ in the US, delivering beer from the Anheuser-Busch brewery in St. Louis, US using only zero-emission trucks. December Our GITEC team unveiled a new digital printing technology that imprints branding onto the bottles directly, eliminating the need for paper or plastic labels and providing potential environmental and economic benefits. To launch the initiative, we released 200,000 bottles of a limited-edition run of Beck’s Artist Series. We celebrated contracting our first series-produced electric trucks in Europe, one of several planned that will help reduce our carbon footprint in getting our beers to customers across Europe in 2020.

WHO WE ARE & WHAT WE DO HARD “THROUGH AND THE WORK OF OUR STRENGTH WE CAN PEOPLE, . ACHIEVE ANYTHING WE WILL TOGETHER, ONTINUE BRINGING C PEOPLE TOGETHER NEXT 100 FOR THE O COME.” YEARS T

AB INBEV ANNUAL REPORT 2019 We are building a company to last With centuries of brewing history and operations in more than 50 countries, we exist to bring people together and create meaningful experiences. We have seen countless new friendships, connections and experiences built on a shared love of beer. Our diverse portfolio offers more than 500 brands and eight of the top 10 most valuable beer brands worldwide, according to Brand Z™. By brewing beer and building brands that consumers love, we will continue to bring people together for the next 100 years and beyond. Our stakeholders OUR PEOPLE Our greatest strength is our people. Our people are curious, bold and resilient. We recruit, develop and retain people who can be better than ourselves. OUR CUSTOMERS We partner with valued retailers, bar owners, wholesalers and distributors to bring our beers to our consumers, while supporting their business growth, striving to provide best-in-class service as well as pursuing extraordinary execution of our brands on and off-trade. OUR CONSUMERS Our consumer is the boss. Beer brings people together to celebrate life, and we serve our consumers by offering the highest-quality products and meaningful brand experiences, always in a responsible way. OUR SUPPLIERS Relationships are essential to our operations—especially with our suppliers. Mutual collaboration is a key element to creating a resilient supply chain that delivers value and contributes toward our sustainability goals. OUR PARTNERS We recognize no single organization can solve today’s global challenges alone – effective partnerships are critical to addressing the most pressing challenges of today, and tomorrow, and the private sector must play a proactive role. our brands “Some of back 600 have roots and while years ago is definitely the beer today, it different tly been a has mos journey of learning perfecting, and knowledge passing to generation from ation to be gener oday we are t where our legacy with brands.” NOUWEN, CHARLES OF GLOBAL HEAD SION FOR BEER PAS OUR SHAREHOLDERS We value the trust of our shareholders and are constantly working to provide positive results. We are committed to creating value and delivering consistent, profitable growth. OUR COMMUNITIES We are closely connected to the communities where we live and work. We strive to contribute positively to important issues such as sustainability, smart drinking and road safety in such communities. We are focused on matters where we can be part of the solution and make the greatest positive impact. We’re here for the beer We have a passion for beer. It is at the center of everything we do, including our Dream of bringing people together for a better world. Ever since our oldest brands debuted over 600 years ago, beer has brought people together. We strive to continue this tradition with our portfolio of over 500 iconic brands, 260 breweries and 13,000+ owned retail locations around the world. INTEGRATING OUR 10 BREWING PRINCIPLES Over the past year we have been working to include our brewing principles more clearly into all of our operations. To help share our passion for beer, we stepped up our communication both internally and externally and built a global network to bring passion for beer to all our workplaces around the world. We even evolved spaces to give more visibility to our brands and built custom programs to further educate our teams about beer. This year we won more beer awards than ever before, and that is a result of our continuous efforts to elevate quality through our brewing principles.

WHO WE ARE & WHAT WE DO Our 10 Brewing Principles We brewers are all Heritage Preservatives Stakeholders Ingredients We protect the We strive for We value and address We only select Passion for beer heritage and integrity zero added external stakeholder ingredients that meet is our life of our brands preservatives perspectives our standards Consumer choice Transparency Sustainability Quality Freshness We respect the We believe in We preserve our We never Fresh beer tastes consumer choice desire for transparency natural resources compromise on better quality We showcased our passion for beer by holding our annual Senior Leadership Conference (SLC) in Belgium, paying homage to our Stella Artois brand and European beer legacy. 2019 also included a company-wide celebration of International Beer Day and the release of three documentaries that celebrate and demonstrate our passion for beer—”Kings of Beer,” “Em Busca Da Cerveza Perfeita” and “Beers of Joy.” To teach the fundamentals of beer and beer culture in an engaging format, we developed and released a new internal app called Hoppy. While still in the early phases, Hoppy has been rolled out across all zones and we presented the app at the Fast Company Innovation Festival. To stay true to our transparency principle, we refreshed our consumer platform called Tap Into Your Beer (www.tapintoyourbeer.com) that helps people discover more about beer, brewing, our brands and our smart drinking initiatives. It also offers consumers information such as beer styles, taste profiles, Alcohol by Volume (ABV), and more. We aid in the development of quality beer and ingredients by supporting many programs including the Brewers of Europe, European Brewing Convention and Hop Growers of America. We have four hop farms around the world where we breed varieties of the future for different flavors and sustainability. Our hop farms are located in the state of Idaho in the US, in the heart of Bavaria in Germany, near George in South Africa and Patagonia in Argentina. To celebrate our cultural heritage and passion for beer, this year several of our colleagues, including Charles Nouwen, Global Head of Passion for Beer, Ariane Lepas, Project Manager of Bosteels Brewery and Fabio Sala, President of our Belgium, Germany and Luxembourg business (BU Central) were knighted by the Brewers’ Guild in a medieval-era celebration in Belgium. Individuals knighted have made a significant contribution to the Belgian brewing profession and community. fanatics “We are the quality about f our beer! o t hile we inves W o echnology t in t y ve the qualit impro y of consistenc and the beers, we use our and same ingredients principles the same used over that we ears ago.” 600 y ANDER SOENEN, ALEX GER, BREWERY MANA LEUVEN CONNECTING WITH CONSUMERS In 2019, we continued to connect with consumer passion points to build iconic brands. For instance, Budweiser announced multi-year sponsorships with the Premier League and La Liga and became first official beer sponsor of the US National Women’s Soccer League. We also continue to innovate how consumers can enjoy our products. For the first time, we introduced Corona in draft format in Europe, in countries such as the UK. 2019 was a historical year for the United States where we celebrated the 50th anniversary of man landing on the moon with a limited-edition Budweiser Discovery brew. Plus, we continued tapping into consumer health and wellness trends with innovations in the no- and low-alcohol beer (NABLAB) space, including low calorie options, low carb options and organic beer like Michelob Ultra Pure Gold. Checking in with our global brands To reach more consumers in different occasions, our complementary global brands provide premium options defined by occasion, taste profile and price point. In 2019, our global brands continued to deliver strong results and connect with consumers in exciting ways. BUDWEISER Budweiser revenue grew 0.2% globally and 3.3% outside of the US. We continued to champion our transition to renewable electricity with a 100% logo and a commercial during Super Bowl LIII in Atlanta, Georgia that celebrated our wind farm at Thunder Ranch, Oklahoma. In 2019 Budweiser scaled its global assets by becoming the official beer of the Premier League and La Liga. Activated in 22 different countries, these partnerships allow us to reach an audience of 3.2 billion consumers every year, transforming our global reach. This campaign was developed as an integrated AB INBEV ANNUAL REPORT 2019 marketing platform that lands the message of “Be A King” worldwide, celebrating the power of the kings of the game on and off the pitch. We helped bring people together by celebrating the 50th anniversary of the historic moon landing with Budweiser Discovery, collaborating with iconic American brands like Jim Beam to brew Budweiser Copper Lager, and working with one of our multi-generational barley growers in Idaho, US to create Bud-weiser Harvest Reserve. We kicked off the global “Be a King” campaign with Sergio Ramos, a football champion who is currently the captain of Real Madrid as well as the Spanish national team. Ramos embodies the ambition of Budweiser celebrates his journey of becoming one of football’s greats by using the meaning and symbolism of his tattoos to showcase his achievements. To spark conversation around the partnership, we released a hero film and social media assets, as well as limited edition tattoo bottles for e-commerce. This unique packaging is digitally enabled and allows consumer to scan QR codes to unlock exclusive content. Additionally, Budweiser became the first ever beer brand to partner with the England senior women’s football team, championing them in their World Cup bid. We also created the Budweiser ReCup Arena, a unique football pitch in Sochi, Russia made from more than 50,000 recycled plastic cups collected at arenas and fan celebrations after the 2018 FIFA World Cup Russia™. STELLA ARTOIS Stella Artois delivered solid revenue growth of 6.5% globally. We continued our partnership with Water.org, enabling clean water access for another half a million people in 2019, driven by the highly successful “Change Up The Usual” program in the US which was one of the most awarded campaigns of the Super Bowl. In September, our CEO Carlos Brito and Water.org co-founder Gary White participated in the “Aquanomics: Water, Wall Street & Climate Change” event during the week of the 74th United Nations General Assembly in New York City. We ran a successful pilot of our future premium packaging in the US which saw sales increase by 10%. We engaged consumers with the “Stella Friends” YouTube content series in Brazil, bringing high profile influencers together to share a meal and Stella Artois while discussing relevant cultural events. The Stella Artois “Icons” campaign in South Korea celebrated the stories of inspiring female leaders and the idea that success tastes better if you earn it. Stella Artois launched the seasonal beer “Midnight Lager” in the US which secured strong wholesale and retail support for the brand over the key holiday period. CORONA Corona grew double-digits for the fifth consecutive year, with revenue up 13.3% globally and 21.0% outside of Mexico. In 2019, Corona continued its partnership with Parley for the Oceans overdelivering on the joint commitment to protect 100 islands by 2020, one year ahead of schedule. During the summer this year, Corona and Parley completed 214 clean ups in 13 countries covering 9 million square meters of beach. Additionally, Corona enabled consumers to Pay for Corona with Plastic during Oceans Week, generating conversation about the issue. We expanded the local production of Corona outside of Mexico into China, Colombia, Brazil, Argentina and a number of European markets, including the UK and Belgium, which allows us to better serve our consumers and customers while reducing our carbon footprint. Corona launched a collection of beach apparel, Protect Paradise, reinforcing its connection with the beach while providing consumers with an opportunity to protect the oceans. Each item of the collection is made of upcycled plastic, helping keep our oceans plastic-free. The line is sold at e-commerce platforms in Brazil, China, South Korea and Australia. We also introduced Corona in draft form in Europe for the first time, in countries such as the UK. We kicked off our presence in the entertainment industry, having produced various short and mid length documentaries, including the partnership with surfer Frank Solomon to create Street Surfers, a thought-provoking documentary about a unique band of heroes in South Africa who are making an impact to address global pollution. The film drove positive conversation on social media and won over four international awards. Together with the World Surf League, we co-produced “Road to the Highline,” which follows the journey of professional surfer Mike February across the coastline of South Africa as he prepares for the Corona Pro in Jeffreys Bay, South Africa.

WHERE WE OPERATE Global scale, local presence We are well-diversified geographically with a balanced exposure to developed and developing markets, operating in more than 50 countries worldwide. Our team of approximately 170,000 colleagues span the globe, organized in five distinct management Zones to maximize growth opportunities. North America Budweiser generated over 5.5 billion earned media impressions and 2.3 million social mentions through campaigns such as “This Bud’s for 3” featuring Dwy-ane Wade and The Official Supporter of the National Women’s Soccer League (NWSL) campaign. Michelob Ultra continued to grow both volume and dollar sales at double-digit rates, becoming the #2 biggest beer by dollars in the US (IRI year ending 29 December 2019). Stella Artois launched a Super Bowl campaign in which actors Jeff Bridges and Sarah Jessica Parker reprised their iconic roles as The Dude and Carrie Bradshaw to encourage viewers to reach for a Stella instead of their usual drink to help end the global water crisis. As part of our partnership with Water.org, the spot earned 7.6 billion impressions and received 418,000 social mentions while providing clean water access to 270,000 people in the developing world. Our innovation pipeline is strong and continues to grow, contributing ~50% of innovation in the US industry. ZONE HEADQUARTERS: ST. LOUIS, MISSOURI, UNITED STATES COUNTRIES: U.S., CANADA TOP LOCAL BRANDS: BUDWEISER, BUD LIGHT, MICHELOB ULTRA, STELLA ARTOIS, GOOSE ISLAND Middle Americas We opened a new brewery in Apan (Hidalgo), Mexico. The plant has the capacity to produce up to 24 million hectoliters per year and to become the second-largest brewery in the world; it will be used to produce beers including Corona, Stella Artois and Michelob Ultra. In Peru, we expanded our craft portfolio with the acquisition of Barbarian and celebrated 140 years of operations in Backus. We began selling our leading portfolio in ~4,400 OXXO retail locations in Mexico as part of a roll-out plan to eventually be present in their ~17,000 stores across the country. ZONE HEADQUARTERS: MEXICO CITY, MEXICO COUNTRIES: MEXICO, COLOMBIA, PERU, ECUADOR, HONDURAS, EL SALVADOR, DOMINICAN REPUBLIC, PANAMA, GUATEMALA, BARBADOS, PUERTO RICO AND CARIBBEAN ISLANDS TOP LOCAL BRANDS: CORONA, VICTORIA, MODELO, AGUILA, CLUB COLOMBIA, PILSEN CALLAO, CRISTAL, CUSQUEÑA, PILSENER, CLUB, SALVA VIDA, PRESIDENTE, BALBOA, ATLAS GOLDEN LIGHT South America Skol Puro Malte was introduced during Carnival in February. It has become the biggest innovation in the Zone in recent years in terms of volume. Our premium portfolio was enhanced with the addition of new packaging formats and the launch of new brands such as Beck’s and Colorado Ribeirão Lager, which has already become the largest brand in our craft segment. We successfully expanded our regional brands Nossa, Magnífica and Legítima, brewed with Cassava from local farmers and connecting with local culture. These brands increase our presence in relevant states by offering consumers an accessible price point, which results in lower revenue per hectoliter while maintaining comparable margins to our core portfolio. ZONE HEADQUARTERS: SÃO PAULO, BRAZIL COUNTRIES: ARGENTINA, BOLÍVIA, BRAZIL, CHILE, PARAGUAY AND URUGUAY TOP LOCAL BRANDS: QUILMES, PATAGONIA, ANTARCTICA, BRAHMA, SKOL, MALTA

AB INBEV ANNUAL REPORT 2019 EMEA Budweiser became our fastest growing brand in Europe, as we brought the King of Beers to France and the Netherlands, where Budweiser is now the official beer of Amsterdam’s football team Ajax. We also launched in key cities and countries including Warsaw, Poland; Vienna, Austria; Tel Aviv, Israel and Dubai, United Arab Emirates. We announced a partnership with Spain’s leading brewer, Mahou San Miguel (MSM), that will see MSM distribute and sell our brands in Spain and brew certain brands within its Spanish breweries beginning 1 January 2020. We have also fully invested in innovation in the UK, bringing Corona in draft, Mike’s Hard Sparkling Water and Bud Light Golden Can into the market. South Africa, Zambia and Uganda had strong results and our Nigeria operation grew double-digit volume and revenue to become the second largest brewer in the country. Corona experienced significant volume growth across the Africa Zone in FY19 due to growing awareness and penetration in South Africa. In South Africa, volume grew 128% with revenue up 95% versus FY18. ZONE HEADQUARTERS: LEUVEN, BELGIUM EUROPE AND MIDDLE EAST COUNTRIES: BELGIUM, FRANCE, THE NETHERLANDS, SWEDEN, DENMARK, NORWAY, FINLAND, ITALY, SPAIN, THE CANARY ISLANDS, PORTUGAL, GREECE, RUSSIA, UKRAINE, UK, IRELAND, GERMANY, LUXEMBOURG, CZECH REPUBLIC, AUSTRIA, POLAND, SWITZERLAND, ISRAEL AND UNITED ARAB EMIRATES AFRICA COUNTRIES: SOUTH AFRICA, NIGERIA, UGANDA, ESWATINI, NAMIBIA, BOTSWANA, ETHIOPIA, GHANA, KENYA, LESOTHO, MALAWI, MOZAMBIQUE, SOUTH SUDAN, SWAZILAND, TANZANIA, UGANDA, ZAMBIA AND ZIMBABWE EUROPE AND MIDDLE EAST TOP LOCAL BRANDS: STELLA ARTOIS (LOCAL TO BELGIUM AND GLOBAL) JUPILER, LEFFE, TRIPLE KARMELIET, HOEGAARDEN, HERTOG JAN, CAMDEN HELLS, BASS, SPATEN, BECK’S AFRICA TOP LOCAL BRANDS: CASTLE LAGER, CARLING BLACK LABEL, BRUTAL FRUIT, IMPALA, FLYING FISH Asia Pacific We continued our premiumization trend across the Zone by securing the distribution rights of the German-style beer brand Blue Girl in mainland China. The brand has seen continued growth in popularity across mainland China. Our innovation portfolio was expanded to address emerging trends and increase consumption occasions, with the addition of Bud 0.0, Harbin Crystal and Hoegaarden Rosée. We introduced the easy-drinking category in India and Vietnam with the launch of Beck’s Ice. We completed the initial public offering (IPO) of a minority stake of our Asia Pacific business (Budweiser APAC) and its listing on the Hong Kong Stock Exchange. We agreed to divest Carlton & United Breweries (CUB) to Asahi Group Holding, Ltd. ZONE HEADQUARTERS: SHANGHAI, CHINA COUNTRIES: CHINA, INDIA, SOUTH KOREA AND VIETNAM TOP LOCAL BRANDS: BUDWEISER, CASS, CORONA, HARBIN, HOEGAARDEN, STELLA ARTOIS

DREAM-PEOPLE-CULTURE IS IN OUR BIG “DREAMING WORK OUGH HARD DNA. THR OF OUR TRENGTH AND THE S WE CAN ACHIEVE TEAM, .” ANYTHING

AB INBEV ANNUAL REPORT 2019 We dream big Our colleagues drive our success every day by leading change and delivering results. With a workforce of approximately 170,000, people truly are our greatest strength, and we are committed to attracting and retaining talented people around the world who can help build our company to last. Constantly driving towards a better future Our people are curious, bold and resilient. We see challenges as opportunities and are excited by the possibilities they offer. We are constantly learning and growing. We recruit, develop and retain people who have the potential to be even better than ourselves. We know that through hard work and the strength of our team, we can achieve anything. DREAM 1 Our shared Dream energizes everyone to work in the same direction: Bringing people together for a better world. PEOPLE 2 Our greatest strength is our people. Great people grow at the pace of their talent and are rewarded accordingly. 3 We recruit, develop and retain people who can be better than ourselves. We will be judged by the quality of our teams. CULTURE 4 We are never completely satisfied with our results, which are the fuel of our company. Focus and zero-complacency guarantee lasting competitive advantage. 5 The consumer is the boss. We serve our consumers by offering brand experiences that play a meaningful role in their lives, and always in a responsible way. 6 We are a company of owners who take results personally. We lead by example and do what we say. 7 We believe common sense and simplicity are usually better guidelines than unnecessary sophistication and complexity. PEOPLE 8 We manage our costs tightly, to free up resources that will support sustainable and profitable top-line growth. 9 Leadership by personal example is at the core of our culture. We do what we say. 10 We never take shortcuts. Integrity, hard work, quality and responsibility are key to building our company. Brewing careers to last As a company of owners, we encourage our colleagues to take on new experiences and explore new places leading to fast career growth and early leadership. One of our expedited paths is through our Global Management Trainee (GMT) Program which takes driven university graduates through a 10-month rotation that offers in-depth exposure to our business operations and global projects. In addition, our one-year Global Management Business Administration (GMBA) program lets graduates experience the operations of several Zones, provides exposure to global leaders and offers an opportunity to develop impactful projects in the business. The class demographics of our GMT and GMBA programs exemplify our focus on bringing in diverse talent and improving gender parity. Our 2019 GMT class was made up of 55% men and 45% women, including participants from 35 different nationalities. Our 2019 GMBA class was made up of 56% men and 44% women, including participants from nine different nationalities. Measuring employee engagement In order to encourage continued motivation and a culture of ownership, as well as reduce turnover, improve productivity and create more overall employee satisfaction, we place a strong emphasis on employee engagement. This starts with measuring engagement to identify gaps and then building initiatives to improve engagement moving forward. In 2019, our people’s satisfaction and sense of pride in working at AB InBev strengthened. While our results are above the Willis Towers Watson Food & Beverage benchmark for THE employee engagement, we take engagement seriously and are never completely satisfied with our results. To that end, we will continue investing in improving our people’s experience.

DREAM-PEOPLE-CULTURE Diversity & inclusion We are committed to a work environment that is both diverse and inclusive, where all colleagues feel respected and empowered to bring their authentic selves to work every day. With 105+ nationalities represented across our company and 55 nationalities represented in our Global Headquarters, we have a unique opportunity to attract talent from many different backgrounds. We strongly believe that a diverse and inclusive workforce helps us develop stronger ideas and deliver results, putting us in a better position to understand and serve the needs of our global consumer base. Our policies and initiatives strive to create greater diversity and provide all colleagues with a fair and equal chance to succeed. We recognize that this takes commitment, hard work and time and we are dedicated to our progress. EXPLORING WAYS TO ADVANCE GENDER EQUALITY Currently, 31% of our salaried workforce are women (+3pp since 2016), with 22% female representation among our partners (+5pp since 2016). We know that we have gaps to fill and are working to advance our progress. In 2019, 36% of the new hires in our salaried workforce were women. To further advance gender equality, we joined the LEAD Network in Europe as a Gold Level Partner. Our initiatives to empower women were recognized as a case study in the 2019 McKinsey Women in the Workplace report. In Argentina, our local company Quilmes received an award from UN Women for being one of the first companies in the country to accomplish the action plan that they built as part of our commitment to the UN Women’s Empowerment Principles. CELEBRATING PRIDE & SUPPORTING LGBTQ+ ISSUES The global reach of our brands gives us significant opportunity to drive positive change in culture. In 2019, we celebrated LGBTQ+ Pride in more than 10 countries around the world. In the US, Bud Light released special edition rainbow bottles, with proceeds going to the Gay & Lesbian Alliance Against Defamation (GLAAD). Our SKOL brand in Brazil partnered with Pan-tone to create a rainbow pack of cans, the UK activated with a Budweiser campaign to raise awareness of all groups under the LGBTQ+ umbrella, and our Victoria brand in Mexico ran a campaign honoring the Las Muxes community of transgender women. In South Africa, we sponsored Pride in Johannesburg for the first time and participated by marching in the parade.

AB INBEV ANNUAL REPORT 2019 On the International Day Against Homophobia, Biphobia and Transphobia (IDAHOBIT), colleagues from our LAGER LGBTQ+ community in the US created a video for the “It Gets Better Project” about their personal coming out stories. Additionally, we worked with the Stonewall charity in the UK and Ireland as a Diversity Champion, to ensure that all our LGBTQ+ colleagues are accepted in the workplace. We are proud to have earned a 100% score on the Human Rights Campaign Corporate Equality index for the past five years in the US and a 100% score on the Human Rights Campaign Equidad MX index for the past two years in a row. We also participated in the South African Workplace Equality Index for the first time this year. COMMITTING TO MORE INCLUSIVE MARKETING We use the power of our brands to drive impact and encourage social change in our company and our industry. In 2019 this was demonstrated with our involvement in the #SeeHer movement in the US, which aims to deliver a more accurate portrayal of women and girls in advertising and media. We kicked off our partnership with a #SeeHer Bootcamp that reviewed our advertising campaigns for unconscious bias, immediately putting our findings to use by integrating #SeeHer tip sheets into our creative effectiveness program and introducing monthly meetings with our brand teams to provide feedback on direction. Additionally, we partnered with the Alliance for Inclusive and Multicultural Marketing (AIMM) on their industry-wide #SeeAll movement to drive representation of multicultural and inclusive demographics in ads. To begin bringing more diversity to depictions of beer in marketing, our US Craft Brewer’s Alliance created a library of stock photos that feature gender, racial and ability diversity and are free for anyone to download on photo websites Pexels and Unsplash. it comes “When beers, we to our committed are ting our to promo ed ands in a balanc br t . Beer is a grea way equalizer, so social for us imperative it’s inclusive.” to be PAULA LINDENBERG, OF AB INBEV PRESIDENT IRELAND UK & CHAMPIONING FEMALE ATHLETES TO CHALLENGE SOCIAL BARRIERS Budweiser has been a sponsor of the US Women’s National Soccer Team for more than 30 years. We continued our support during their 2019 World Cup championship bid, and also became an official partner of the England Women’s Football Team in March 2019. In July, Budweiser became the first official beer sponsor of the National Women’s Soccer League (NWSL) in the US. These partnerships aim to help drive real change by breaking down social barriers and perceptions and showcasing the value in rallying behind female athletes. FOCUSING ON DIVERSIFYING OUR TALENT POOL To help attract and retain diverse talent, we partnered with organizations whose purpose is rooted in connecting diverse candidates to the workforce. We joined the AdFellows program in the US, which is designed to help diverse candidates break into marketing and advertising. We began working with the Forte Foundation, which aims to change the balance of power in the workplace by opening doors for women. We also were a sponsor of Management Leaders for Tomorrow and continued our work as a sponsor of the Reaching Out MBA Conference for the third year in a row. CREATING A MORE INCLUSIVE AND SAFE WORK ENVIRONMENT In late 2019, South African Breweries continued to take action against gender-based violence with Carling Black Label’s #NoExcuse campaign. As part of the 16 Days of Activism they launched a Domestic Violence Leave Policy to support colleagues who are victims of physical, sexual or psychological violence and abuse. The policy will make it easier for people to report and seek assistance when experiencing or recovering from domestic violence. Colleagues can make temporary adjustments at work as needed and receive referrals to specialists and counseling, where available.

MARKET CONTEXT Responding to consumer trends A variety of societal changes such as an aging population, focus on gender equality and increasingly digital lifestyles are giving rise to several key consumer trends. Based on these trends, we can identify clear growth opportunities in each market where we operate.

AB INBEV ANNUAL REPORT 2019 Premiumization In mature markets, people are trading up for more affordable luxuries. Across the world, the beer category is premiumizing, and we continue to invest behind the growth of our unparalleled portfolio of premium brands to address this trend. In addition to the success of our global brands and the High End Company, we have built an exceptional portfolio of craft and specialty beers around the world. We are seeing accelerated growth in our craft portfolio, especially in the US, where it grew by more than 20% in 2019, outpacing the industry and the rest of the craft segment. This was driven by 3 of the top 10 fastest growing national brands in the country – Elysian, Golden Road, and Breckenridge – and 4 of the top 10 fastest growing Regional brands in the US – Karbach, Wicked Weed, 10 Barrel, and Four Peaks (according to IRI). As we continue to build our premium brand portfolio, we are also opening up opportunities for growth via entering other categories outside of beer. We have seen promising growth with innovation focused on a disruptive approach to wine (such as casual wine and sparkling wine in cans), spirits (including ready-to-drink cocktails) and non-alcoholic beverage categories (including soft drinks and teas). In partnership with Keurig, we launched the Drinkworks Home Bar, an appliance to prepare cocktails, beer, and more using proprietary pods. The appliance and the pods are now available in a number of states in the US. Smart affordability On the other end of the price spectrum, we also see a clear opportunity for volume growth in OFFERINGS emerging markets. We use affordability to pro- NABLAB vide consumers in emerging markets with affordable, high quality, branded alternatives to replace illegal or illicit alcohol. Our initiatives are driving meaningful results in major markets, such as Bra-zil, Argentina, Colombia, Ecuador and South Africa. We believe we are uniquely positioned to lead growth in emerging markets in a responsible manner, given our diverse portfolio of brands tailored to a variety of consumer price points and occasions. Health & wellness Due to increasing awareness and demographic changes, people are becoming more aware of their health and taking steps to ensure that they are living a healthy lifestyle. An aging population in many markets, combined with the health-forward attitudes of Millennials and Gen Z, clean eating trends and the personalization of wellness have been growing steadily. To continue to deliver products that meet consumer demand, we are offering more choice with the highest-quality no- and low-alcohol beer (NABLAB) options, which can be an important way to help reduce the harmful use of alcohol. We see ourselves as leaders in the NABLAB segment and are building our NABLAB portfolio with more than 80 offerings for different consumer occasions. NABLAB products made up approximately 7% of our global beer volume in 2019, with the long-term goal of NABLAB reaching at least 20% of our global beer volume by 2025. Another example of this is the growth of hard seltzer across a wide spectrum of consumers, primarily in the US and just starting also in other markets. As a consumer-centric company, we are taking a portfolio approach with the category with Bon & Viv (launched in 2015), Natural Light Seltzer, Mike’s Hard Sparkling Water in the UK and Bud Light Seltzer (all launched in 2019). Frictionless economy With the rise of technology around the world, people are changing the way they behave and interact with brands. It has become the expectation in many markets to be able to purchase products online, on demand. We see technology as a huge enabler for the future of our company and have increased digital interactions with our customers through online, mobile and app-based ordering as part of our contact strategy. Additionally, we are using new disruptive technologies to bring consumers what they want and reach them across multiple platforms. For example, we have significantly expanded our e-commerce efforts, with operations in 20 countries. This year our e-commerce business grew over 50%, led by the expansion of our direct to consumer businesses in South America and Europe. Authenticity & purpose New generations of adults continue to shift cultural norms and expectations. As a result, consumers today are looking for brands that reflect their personal values including diversity, authenticity and purpose. IN OUR We demonstrated how we leverage the power and reach of our global brands to inspire action: Budweiser’s commitment to source 100% of purchased electricity from renewable sources, Stella Artois’ commitment to provide access to clean water in the developing world in partnership with Water.org, and Corona’s campaign inviting consumers to clean beaches of plastic pollution. As the world’s leading brewer, our global reach is only matched by our deep local connections. By championing equality, diversity and inclusiveness, we are uniquely positioned to make a real and lasting change in the communities where we live and work. We are working on many internal diversity and inclusion initiatives (see page 18) as well as using our brands externally to drive positive change in culture. For example, SKOL was the first beer brand in Brazil to promote LGBT inclusion, and Bud-weiser joined the #See Her movement in the US to help create more positive portrayals of women in our advertising and creative work. In South Africa, Carling Black Label’s #No Excuse campaign helped raise awareness about domestic violence and Castle Lager’s #Smash The Label campaign worked to combat harmful stereotypes. We will continue to use our brands and global reach to champion initiatives that make real change around the world.

STRATEGY Organizing for growth In 2019 we worked to build from our history and redefine ourselves for the future. Over the course of the year, we made progress against a transformational agenda that will see us become a more consumer and customer focused organization with a clear growth mindset, enabled by technology and analytics. Our strategy remains consumer focused and consistent. One clear strategy Our strategy is developed in response to our operating environment and represents the highest value choices we will make in order to achieve our ambition. In 2019 we combined our growth and transformation agenda with our commercial priorities to create one clear strategy across the company. Overall, our commercial strategies remain consistent with 2018, focusing primarily on premiumization, differentiating the core and growth via adjacencies. In parallel we are transforming our business to ensure we are well positioned for future growth. Our commercial strategy is underpinned by three interlocking frameworks: the market maturity model, category expansion framework and growth champions. We utilize these frameworks to lead and shape the beer category across all occasions and price points and develop the right portfolio for every market. The market maturity model is utilized to classify our markets against a maturity level and share of beer, so we can identify best practices to be shared among markets with similar features. The category expansion framework helps us identify which types of beer will best fit the adapting needs of an evolving market, so we can shape our brand portfolio accordingly and deliver the types of beer our consumers want. We use growth champions to ensure that we expand our portfolios and commercial prac- OF OUR tices effectively and efficiently. The process FROM benchmarks best practices for topline growth around the world to implement them across similar markets. DIFFERENTIATE THE CORE & SMART AFFORDABILITY Our portfolio of core brands is focused on creating meaningful emotional and functional differentiation. One example of how we achieved this in 2019 was with a Bud Light campaign in the US that focused on celebrating the sim- plicity of natural ingredients. To showcase that Bud Light is brewed with only four ingredients (water, barley, rice and hops), we listed nutritional information in our primary and secondary packaging and reinforced the message with a commercial aired during the Super Bowl. We are well-positioned in emerging markets, which now provide more than 70% of our volume and almost 60% of our revenue, setting us up for long-term growth despite short-term volatility. We work with local authorities as well as partner with local farmers to incorporate their crops into our recipes so that we can offer new affordable brands and gain share in the value segment. A great example is in Brazil, where our smart affordability strategy is centered around regional brands such as Nossa, Magnífica and Legítima, brewed with ingredients grown by local farmers, which continue to gain share in the value segment. PREMIUMIZE AT SCALE We continue to lead the way with our unparalleled portfolio of premium brands, as we believe premiumization requires a portfolio approach to meet consumer needs. We anticipate our global brands and the High End Company will contribute significantly to this growth with global brand revenue growth of 5.2% globally (8.0% outside of the brands’ home markets) and High End Company revenue growth of double-digits in 2019. We project that the majority of all beer growth will come from Premium offerings, with additional Core CAME volume growth from emerging markets. Examples from this year include double-digit revenue growth of Budweiser and Corona, globally. Premiumization is also trending in Bra-zil, with our global brands each experiencing double-digit growth, led by Corona. Michelob Ultra, another premium offering, is our fastest growing brand in North America, the second biggest beer brand in the US and is experiencing strong growth in Mexico as well as certain European markets.

AB INBEV ANNUAL REPORT 2019 egy is built encies strat “Our adjac e ways to disruptiv around finding consumers and offer er segments consumer-ent that are new propositions -focused.” entric and future c GROWTH VIA ADJACENCIES Our adjacencies strategy is built around finding disruptive ways to enter segments and offer consumers new propositions that are consumer-centric and future-focused. After assessing adjacent beverage segments, we have iden-tified two distinct long-term directions for growth: 1. Focusing on premium alcohol beverages in mature markets. Examples of this in the US in 2019 include the acquisition of the remaining stake in the disruptive wine company Babe Wine in June, the purchase of the craft distillery Cutwater Spirits and the launch of Drink-works Home Bar by Keurig, a pod-based cocktail-making appliance. Another example is our partnership with the spirits company Atom Group in the UK, which includes brands such as Bathtub Gin. While beer remains the core of our business, we continue to build an exciting portfolio of brands beyond beer to meet evolving consumer tastes. 2. Scaling non-alcohol beverages. In 2019, our non-alcohol portfolio had its best topline performance in over a decade, with double digit growth in net revenue and step changes in all of the top business units. In Brazil, non-alcohol completed a transformation and experienced revenue growth of 17% with very strong growth of premium brands, such as Tônica Antarctica. In Colombia, we launched Pony Malta Vital, a new malt with 40% less sugar, and a new water brand that helps preserve vegetation in the country. In Argentina, we had record share and grew 2 percentage points, achieving our highest share ever. Non-alcohol also recorded share gains in El Salvador and Honduras. In the US, our non-alcohol portfolio includes Teavana tea in collaboration with Starbucks and Hi-Ball sparkling energy water. ocusing on growth & change ambition is to deliver results while simultaneously evolving our company. We have defined a number of initiatives for transforming business, so we can continue to lead future owth through consumer-centricity, operational excellence and innovation. e have the unique opportunity to drive owth by building a stronger business which more connected than ever to our consum- and retail customers, and by leveraging our xisting assets to create value and using technology and analytics as enablers.

PERFORMANCE OUGHOUT “THR YEAR, WE THE OUR ENHANCED ON TOP- FOCUS WTH AND LINE GRO CREATION VALUE TING WHILE ADOP A MORE BALANCED TRATEGY.” S

AB INBEV ANNUAL REPORT 2019 Assessing our performance Our performance in 2019 was below our initial expectations, and we are not satisfied with our results. There were many successes, but we also faced many challenges. We understand that in order to reach our ambitious goals, we need to embrace these challenges head-on and transform them into opportunities for success. n 2019, we continued to enhance our focus on top-line growth and value creation while adopting a more balanced strategy between volume and revenue per hl growth. grew volumes by 1.1% in 2019, our third consecutive year volume growth with the rate of growth accelerating each year. Combined with revenue per hl growth of 3.1%, we delivered top-line growth of 4.3%. Our EBITDA grew by 2.7% with margin contraction of 65 to 40.3%, below where we wanted to be. We faced significant headwinds in our cost base driven primarily by the highest annual increase in commodity and transactional currency costs in the past decade, which held back EBITDA growth approximately 200 bps. Additionally, challenging macroeconomic environments in many of our relevant markets pressured consumer disposable income, resulting in trade-down and consumption contraction. Premiumizing the beer category Our premiumization strategy continued to deliver results 2019, with our High End Company and global brand portfolio both growing ahead of our total company. Our High End Company grew by double-digits while the global brands grew by 8.0% outside their home markets. The strong equity of our global brands was also recognized by Interbrand, which ranked Bud-weiser and Corona in its list of the top 100 global brands. They were the two highest ranked beer brands, improving their rankings from last year and increasing their brand value on a dollar basis. Celebrating a truly successful combination October marked the three-year anniversary of our combination with SAB and completed the delivery of our cost synergies target of 3.2 billion USD, one year ahead of our initial schedule and with 750 million USD more savings than originally planned. This combination has been transformational—bringing together the best-in-class brands, geographic footprints and talent of two great companies has made us smarter, more strategic and more growth-oriented than ever before, positioning us to lead the long-term growth of the global beer category. Divesting our Australian subsidiary In July we agreed to divest Carlton & United Breweries (CUB) to Asahi Group Holding, Ltd. for 16 billion AUD, equivalent to approximately 11.3 billion USD in enterprise value. We have granted Asahi the rights to commercialize our portfolio of brands in Australia. Once completed, the divestiture of CUB will help us expand into other fast-growing markets in the APAC region and across the globe, by allowing us to create additional shareholder value by optimizing our business at an attractive price and further deleverage our balance sheet. Creating new opportunities in the Asia Pacific region On September 30, we completed the initial public offering (IPO) of a minority stake of our Asia Pacific business (Bud-weiser APAC) and its listing on the Hong Kong Stock Exchange for 5.75 billion USD. Our objective is to create a regional champion in the consumer goods space with a local identity and enhance connectivity with our stakeholders in Asia Pacific. We also believe it provides an attractive currency for potential M&A in the region. We see great potential for our business in APAC and the region remains a growth engine within our company, including principal markets in China, India, South Korea and Vietnam. We believe that being close to our markets in the region will allow us more localized and focused decision making. While China remains our largest beer market in APAC, we will leverage a diversified pan-regional platform and utilize our market maturity model to accelerate expansion into fast-growing markets and drive operational efficiency to further enhance margins. Evaluating our progress towards deleveraging EBITDA increased by 2.7% in 2019 to 21 078 mil-lion USD as a result of top-line growth and enhanced by cost discipline and synergy cap-1% ture, partially offset by elevated cost of sales PER HL throughout the year.

PERFORMANCE After the successful completion of the listing of Budweiser APAC and accounting for the proceeds expected to be received from the divestment of the Australian operations (while excluding the last 12 months EBITDA from the Australian operations), our net debt to EBITDA ratio fell to 4.0x in 2019. Evaluating regional performances In 2019, our Middle Americas region became our largest and fastest growing region by EBITDA, led by strong growth in Mexico and Colombia. Revenue grew by 7.2%, delivered with a healthy balance of volume growth of 3.8%. Conversely, we faced softer consumer demand in several key markets due to challenging macroeconomic conditions, including Argentina, Brazil, South Africa and South Korea. As a result, we have been advancing our affordability strategy in emerging markets, by offering more accessible price points to more consumers, creating new packaging formats and introducing beers brewed with local crops. We are confident in our brand portfolio and focused on maintaining a consistent strategy to position us for growth in the long-term. Major country performances UNITED STATES In 2019, we continued to make progress across our five commercial priorities in the US, resulting in revenue growth of 0.5% and revenue per hl growth of 2.8%. Our revenue per hl growth was impacted by the earlier timing of our price increase this year, which had a one-time positive impact of approximately 80 bps on a full-year basis. We estimate that industry sales-to-retailers (STRs) declined by 1.4%, while our own STRs were down by 2.4%. Our sales-to-wholesalers (STWs) were down by 2.3%, converging with STRs on a full-year basis. Our total market share declined an estimated 50 bps in 2019, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage (FMB) category. Our market share excluding FMBs declined by 10 bps, an improvement in trend of 20 bps from FY18, due to the consistently strong performance of our above core brands and further trend improvement within the mainstream segment. Our above core portfolio gained 90 bps of total share, due to strong performances from Michelob Ultra, Michelob Ultra Pure Gold, our regional craft portfolio and our innovation pipeline. Michelob Ultra continues to grow by double-digits and is now the second largest brand in the country by retail sales, according to IRI. Michelob Ultra Pure Gold grew by triple-digits, while our craft portfolio grew by more than 20%, gaining share within the craft segment according to IRI. 4.3% REVENUE GROWTH 20% OUR CRAFT PORTFOLIO GREW BY MORE THAN 20% IN THE US 4,000+ OXXO STORES IN MEXICO NOW CARRY OUR BEERS We estimate our innovations contributed approximately half of the total innovation volume in the industry once again this year, led by Naturdays, Michelob Ultra Infusions and Natural Light Seltzer. Our mainstream brands lost an estimated 140 bps of market share in 2019, as consumers continue to trade-up to higher price tiers. Within the mainstream segment, our market share declined by 15 bps, which compares to a 35 bps decline in FY18, a trend improvement of 20 bps. Share declines of Bud Light and Budweiser were partially offset by share gains of our value portfolio, led by the Natural Light family (excluding Natural Light Seltzer, which is not included in the mainstream segment). The hard seltzer segment is drawing new consumers to the malt beverage category and we are increasing investment behind our brands to accelerate our growth in the segment. Bon Viv and Natural Light Seltzer are growing at a strong rate, and in January 2020, we added Bud Light Seltzer to our portfolio, with a very successful nationwide launch that is already yielding positive results from both our customers and consumers. We are confident that we can leverage our strong portfolio, coupled with our best-in-class brewing capabilities and distribution network, to accelerate our momentum in this fast-growing segment. EBITDA grew by 1.1% in FY19 with margin expansion of 28 bps to 40.8%, driven by positive brand mix and ongoing cost efficiencies. MEXICO Mexico delivered very strong top and bottom-line growth this year. Revenue grew by double-digits, driven by a balanced contribution from mid-single digit growth of both volumes and revenue per hl, which grew ahead of inflation and was enhanced by brand mix. We grew volumes ahead of the industry, resulting in our estimated highest ever market share in the country. We delivered growth across our brand portfolio, with a particularly strong performance in the above core segment. We remain focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. Our core brands continue to grow supported by a strong innovation pipeline, consistent brand messaging and entrance into new occasions. Our premium portfolio also contributed meaningfully to top-line growth, with double-digit volume growth of the Modelo family, Michelob Ultra, Stella Artois and our local craft brand, Cucapá. Earlier this year, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17,000+ stores in order to reach more consumers in more occasions. We expanded in the regions of Guadalajara and Mexico City this year, with our portfolio quickly reaching fair

AB INBEV ANNUAL REPORT 2019 share in the 4,000+ stores in which we are now present. While the majority of our growth was driven by existing channels, our entrance into OXXO also made a meaningful contribution. We launched the next phrase of the roll-out in January 2020, and our portfolio will progressively become available in all OXXO stores across the country by the end of 2022 with the next expansion having started in January 2020. The strong top-line performance, continued cost discipline and additional capacity which drove efficiencies across our entire supply chain, contributed to FY19 EBITDA growth of mid-teens with margin expansion of more than 250 bps. COLOMBIA We had a very strong year in Colombia with a healthy balance between volume and revenue per hl growth. Revenue grew by mid-single digits with revenue per hl growth of low single digits. Our total volumes grew by mid-single digits, with consistent growth in our beer and non-beer portfolios leading to our highest annual volume growth in Colombia since the SAB combination. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by more than 50% this year. At the other end of the price spectrum, we are bringing new consumers into the category through smart affordability initiatives, such as the expansion of our 1 liter returnable glass bottle sharing pack. Our local core portfolio delivered consistently strong results throughout the year, led by Aguila, which grew by double-digits and ended the year with a powerful campaign focused on responsible drinking. Our non-beer portfolio delivered mid-single digit volume growth, led by the expansion of Malta Leona and the launch of our new purpose-driven water brand, Zalva, from which the profits will contribute to the recovery of Colombian wet-lands. EBITDA grew by high single digits with margin expansion of more than 50 bps. BRAZIL Brazil was our leading contributor to organic top-line growth this year. We grew revenue by 7.0% in FY19, with total volume growth of 5.0%. Our beer volumes grew by 3.0% while our non-beer volumes grew by 11.2%. According to Nielsen, the beer industry grew by 2.4% and the non-beer industry grew by 2.7%. Revenue per hl growth of 1.9% resulted from ongoing premiumization and a price increase in our beer business, partially offset by geographic mix and the increased relevance of our smart affordability strategy. Additionally, our revenue per hl was impacted by category mix from the rapid growth of our non-beer business, which has a lower average revenue per hl than our beer business. We continue to utilize a portfolio approach to win in the premium category as we can reach more consumers on more occasions through our complementary brand portfolio. In 2019, our premium portfolio grew by double-digits, led by our global brands and local premium offerings, such as Original and our craft brands. Our global brand portfolio grew by double-digits off a meaningful base, with strong performances from all three brands. Beck’s, our premium German pure malt brand, was also recently added to our portfolio. It is off to a very strong start in the regions where it has been launched and we

AB INBEV ANNUAL REPORT 2019

share in the 4,000+ stores in which we are now present. While the majority of our growth was driven by existing channels, our entrance into OXXO also made a meaningful contribution. We launched the next phrase of the roll-out in January 2020, and our portfolio will progressively become available in all OXXO stores across the country by the end of 2022 with the next expansion having started in January 2020.

The strong top-line performance, continued cost discipline and additional capacity which drove efficiencies across our entire supply chain, contributed to FY19 EBITDA growth of mid-teens with margin expansion of more than 250 bps.

COLOMBIA

We had a very strong year in Colombia with a healthy balance between volume and revenue per hl growth. Revenue grew by mid-single digits with revenue per hl growth of low single digits. Our total volumes grew by mid-single digits, with consistent growth in our beer and non-beer portfolios leading to our highest annual volume growth in Colombia since the SAB combination.

We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by more than 50% this year. At the other end of the price spectrum, we are bringing new consumers into the category through smart affordability initiatives, such as the expansion of our 1 liter returnable glass bottle sharing pack. Our local core portfolio delivered consistently strong results throughout the year, led by Aguila, which grew by double-digits and ended the year with a powerful campaign focused on responsible drinking.

7.0%

IN BRAZIL WE GREW REVENUES BY 7.0% IN FY19


DESCE REDONDO
SKOL
PURO MALTE

Our non-beer portfolio delivered mid-single digit volume growth, led by the expansion of Malta Leona and the launch of our new purpose-driven water brand, Zalva, from which the profits will contribute to the recovery of Colombian wetlands.

EBITDA grew by high single digits with margin expansion of more than 50 bps.

BRAZIL

Brazil was our leading contributor to organic top-line growth this year. We grew revenue by 7.0% in FY19, with total volume growth of 5.0%. Our beer volumes grew by 3.0% while our non-beer volumes grew by 11.2%. According to Nielsen, the beer industry grew by 2.4% and the non-beer industry grew by 2.7%. Revenue per hl growth of 1.9% resulted from ongoing premiumization and a price increase in our beer business, partially offset by geographic mix and the increased relevance of our smart affordability strategy. Additionally, our revenue per hl was impacted by category mix from the rapid growth of our non-beer business, which has a lower average revenue per hl than our beer business.

We continue to utilize a portfolio approach to win in the premium category as we can reach more consumers on more occasions through our complementary brand portfolio. In 2019, our premium portfolio grew by double-digits, led by our global brands and local premium offerings, such as Original and our craft brands. Our global brand portfolio grew by double-digits off a meaningful base, with strong performances from all three brands. Beck's, our premium German pure malt brand, was also recently added to our portfolio. It is off to a very strong start in the regions where it has been launched and we




Bud

27

AB INBEV ANNUAL REPORT 2019 Highlights from other countries In Canada, top-line declined low single digits, driven by a volume decline primarily due to a weak beer industry. This was partially offset by revenue per hl growth, driven by positive brand mix from our premiumization strategy. Our High End Company continues to gain share of the premium segment, led by share gains from our premium import brands, including Corona and Hoegaarden, and strong volume growth from our Craft portfolio. In the core segment, Bud Light grew share for the 24th consecutive year, and in the core plus segment, Michelob Ultra continued to be the fastest growing beer brand in the country. In Peru, we grew revenue by mid-single digits with a volume decline of low single digits more than offset by revenue per hl growth of high single digits. The strong revenue per hl growth was driven by revenue management initiatives as well as positive brand mix, driven by the growth of our global brands. In light of the challenging consumer environment, we launched a new product called Golden, as part of our smart affordability strategy. Golden is brewed using ingredients with strong cultural relevance to strengthen our ties to local farming, and is off to a very strong start. In Ecuador, revenue declined by low single digits, driven by a volume decline of low single digits, which more than offset revenue per hl growth of low single digits. While our global brands continued to perform well with double-digit volume growth, a softer consumer environment impacted the beer category throughout the year. In response, we are enhancing our core offerings across a variety of price points to ensure consumers have accessible options within the beer category. In Argentina, volumes declined by mid-single digits, as we continue to face consumption contraction resulting from ongoing challenging macroeconomic conditions. Our revenues and revenue per hl grew by double-digits in the context of a highly inflationary environment. Despite the difficult consumer environment, we achieved slight volume growth in the fourth quarter as we continue to invest behind our strong portfolio of brands. Our premium brands performed well in 2019 and gained share within the segment, led by our global brands and our local premium brand, Patagonia. Our local champion in the core plus segment, Andes Ori-gen, grew by double-digits. Our smart affordability initiatives continue to gain traction, led by packaging innovations such as the 340ml returnable glass bottle. Within EMEA, Europe grew revenue by low single digits, with volume growth partly offset by lower revenue per hl as we expand our portfolio across more price segments. We estimate we gained market share on a full year basis, and in all of our markets, with particularly strong gains in France and the Netherlands after successful Budweiser launches. Budweiser is now our fastest growing brand in Europe. The UK continues to deliver volume-led revenue growth fueled by the continued growth of our global brands, particularly the double-digit growth of Corona. EBITDA declined this year as top-line growth was offset by higher sales and marketing investments behind new brand launches, higher CoS per hl driven by commodity costs and the impact of route to market changes that allow us to distribute directly in key countries across Europe. Additionally, strong volume growth led to capacity constraints and increased distribution expenses. We are investing in our capacity footprint to alleviate these constraints. In Africa excluding South Africa, we delivered strong volume growth in Zambia and Uganda, though volume was lower in Tanzania and Mozambique. In Nigeria, we grew volume by double-digits as we continued to gain market share and despite cycling a challenging comparable from the opening of our fourth brewery last year. Our business in South Korea had a challenging year, with declines in both revenue and volume. this performance was primarily the result of an overall industry decline in light of weaker consumer sentiment. In late October 2019, we rolled back our price increase previously implemented in April 2019 to revitalize the beer industry during the economic downturn. Our premium portfolio continued to grow throughout the year, led by Stella Artois and Budweiser.

INNOVATION INTERNAL “OUR TEAMS INNOVATION UNIQUE GIVE US THE AGE OF ADVANT A COMBINING MINDSET START-UP COMPANY WITH BIG .” EXPERIENCE

AB INBEV ANNUAL REPORT 2019 Using new disruptive technologies to transform our future e are relentlessly committed to innovation and exploring new products Wand opportunities to excite consumers around the world. Innovation is an important driver of our commercial strategy, our supply chain, our processes for supporting our colleagues and recruiting future talent and helps us build a sustainable business to improve lives in communities around the world. Our teams in ZX Ventures, Beer Garage, GITEC and Z-Tech focus on innovations that drive growth across all aspects of our company, from the brewing process to product, commercial initiatives and more. These teams give us the unique advantage of combining a start-up mindset with big company experience. We harness creativity, new ideas and the entrepreneurial mindset of successful start-ups and combine it with the resources and optimization of a leading company. This allows us to create and scale great ideas and great beers, to bring consumers more of what they love. ZX Ventures—Transforming for the long-term As our growth and innovation group, ZX Ventures plays an important role in supporting and growing the products and services of tomorrow, from technology to consumer products and more. We have made more than 50 investments and currently have 1,500 employees in 18 countries around the world. ZX Ventures now represents nearly 15% of AB InBev’s revenue growth. 2019 was a big year for ZX Ventures, bringing changes to the structure to support long-term evolution and a greater focus on bringing learnings and innovation to the broader company. We also expanded capabilities, launching new teams focused on adjacencies and omnichan-nel. you want “If stand to under onsumers’ needs, c you can fulfill and needs changing their ZX agile way, in an place to be. is the tion is Our organiza reflects the agile, trends in changing have market. We the e ability to mak the structural changes prioritize and cordingly.” ac -MOORE, ORREGO DIANA SUPPLY GLOBAL CTOR—CHAIN DIRE ZX CAPABILITIES, VENTURES We introduced a unique operating system, the Venture OS, to better support businesses during the different stages – seed, launch, grow and scale. We also ran our internal accelerator program, the Zxlerator, bringing together participants from seven countries over the 11-week program and resulting in several products seeded in market in 2019. The program was recognized by WayUp, a job site and mobile app for college students and recent graduates, as a top 100 internship program in the US. E-COMMERCE & OMNICHANNEL In Brazil, our on-demand delivery service Zé Delivery reached 1 million orders and grew by double-digits each month while maintaining a 4.8 rating in the Google app store. We are also proud to announce that Atom Group, our disruptive drinks group partner in the UK which includes Master of Malt, Atom Brands and Maverick Drinks, was recognized with the prestigious Queen’s Award for Enterprise International Trade award, in addition to the Grand Master at the Spirits Masters, Gin Producer of the Year by IWSC, Rum Producer of the Year by the International Spirits Challenge and Online Retailer of the Year by Whiskey Magazine’s Icons of Whisky Awards. CRAFT & SPECIALTIES Our mission is to lead the craft beer revolution by supporting brewers and fostering a passion for beer globally. To that end, we partner with multiple breweries from around the world, including Colorado in Brazil, Camden Town in the UK and Cucapá in Mexico, among others. Last year we extended our family through new partnerships with Barbarian in Peru, Crew Republic in Germany and Temple in Argentina. 2019 was also a year in which we delivered towards our promise to help our brewers reach larger audiences and push the boundaries of product innovation and beer experience. Cam-den Town Brewery became the official beer partner of Arsenal in the UK and Ireland, bringing its beer freshness experience to thousands of fans during the season.

INNOVATION On the innovation front, we introduced a refreshed version of Hoegaarden Rosée in China, a beer with 3% ABV and 100% natural ingredients, launched Colorado Ribeirão Lager in Brazil, La Cotidiana in Colombia and Patagonia Hoppy Lager in Argentina. Collectively, our heritage brands and craft breweries won 572 awards, including prestigious awards at the Brussels Beer Challenge, European Beer Star and World Beer Awards. ADJACENCIES Our newly launched Adjacencies team aims to disrupt wine and spirits by seeding and launching new products in categories adjacent to beer. After quickly setting up structures at the global and Zone levels with teams in Argentina, Australia, Belgium, Brazil, Canada, China, Mex-ico, South Africa, South Korea and the UK, the unit had a successful start. This was highlighted by our acquisition of the remaining stake in disruptive wine company Babe Wine and partnership with Cutwater Spirits. Our agile teams created and launched new products in market including Mike’s Hard Sparkling Water in the UK, Beats GT in Brazil and Blasfemia, the first-ever canned wine in Argentina. MERCHANDISE This year marked the launch of the Bud-weiserXHype clothing merchandise licensing partnership with an estimated gross merchandise volume (GMV) of more than 1 million USD. Additionally, our B2B teams sold more than 2 million Stella Chalices through gift packs in beer retailers or standalone in non-beer retailers resulting in millions of new consumers experiencing the Stella Artois ritual at home. Garage “The Beer tor was a Incuba for changer game y career and m my sonal life. Being per to live in the able of Silicon heart under Valley, working driven and a data e culture, innovativ f different with a lot o mindsets, people and made the definitely e for the differenc and development of my deployment    project.” CRISTINA RENATA ASTANHA,    C GUTIERRES    TEAM, ABCREDIT ONE AMERICA Z SOUTH Beer Garage—Revolutionizing our operations with emerging technology Our technology innovation lab, Beer Garage, explores emerging technologies and builds new capabilities that address evolving business challenges and consumer needs. In 2019, Beer Garage hosted the second annual Tech Incubator, a one-of-a-kind product development, talent exchange, and technical intern-ship. In August, the group held a Demo Day for the 11 projects in the 2019 cohort. Cross-functional teams composed of business experts, external tech talent, and graduate interns completed a 10-week program of development trainings and worked in partnership with external Silicon Valley start-ups to productize their ideas. The final 11 projects seek to tackle challenges like risk assessment, automated content development, and customer behavior insights with a combination of innovative data analysis, Internet of things (IoT), and software solutions. Some examples of the 2019 cohorts are: SENSAI A system that utilizes machine learning to improve and standardize the beer’s quality and flavor. By way of the Sensory Grade, the tool assesses real-time analytics and data collected during the brewing process – from levels of CO 2 used in the processes to the time dedicated to each different stage – to predict qualities of the beer. ABCREDIT Piloting in Brazil, it uses algorithms to predict personalized credit limits and payment terms that best suit an individual customer. This information contributes to agile and more productive relationships with our retail customers. ALEHOUSE CREATIVE This marketing solution allows ad teams to submit creative briefs and receive real-time insights on how to alter their work to change the impact and audience for their ad. The tool is powered by Artificial Intelligence (AI) that analyzes the historic performance of advertising material and imagery, to learn what works and what does not to attract consumers. Additionally, this year we expanded the Beer Garage to Tel Aviv, Israel. As home to one of the world’s largest technology ecosystems, this location is a great environment for open innovation. In this foundational year, we have focused on partnering with food, agriculture and sustainability technology companies.

AB INBEV ANNUAL REPORT 2019 Recently, the Tel Aviv team has grown to enable expansion into commercial tech. We will continue to grow our work in both offices, with pilot projects and scale emerging technologies that will propel our company into the future.    GITEC—Using teamwork to develop new products and technologies Our Global Innovation and Technology Center (GITEC) in Leuven, Belgium brings together scientists and specialists from more than 20 countries around the globe to innovate alongside our packaging, product and process development teams. To implement these innovations, we rely on local innovation centers in six regions called ZITECs (Zone Innovation and Technology Centers). DEVELOPING BETTER TECHNOLOGY FOR FRESHER BEER In November, we won the World Beverage Innovation award for our PureDraught™ Keg System, a unique bottle-in-bottle keg that prevents any air or dispense gas from contacting the beer. This allows the beer to remain fresh for 30 days after being tapped instead of just a week. Rather than standard 30 liter steel kegs, PureDraught kegs come in convenient 6, 12 and 18 liter sizes, which gives bar and restaurant owners more flexibility, allows for less wasted product and offers more efficient storage. The one-way system means that kegs can be put directly into local recycling bins, removing the need for reverse logistics. PureDraught is being utilized in more than a dozen countries, including Brazil, China, Italy, Colombia, Mexico, Japan and South Korea, as well as in other areas of Europe and in Africa. PIONEERING NEW TECHNOLOGY TO REVOLUTIONIZE LABELING In 2019, we made strides in developing a new packaging innovation to evolve from using paper labels on beer bottles to imprinting branding on the bottles themselves. The process uses a newly developed technology from our Tattoo Alpha Plant in Haasrode, Belgium called Direct Object Printing. This technology allows us to print ink and varnish directly onto the glass of the bottle, removing the plastic     printing “Rather than putting on a label and o a bottle, the label ont directly we’re printing bottle. We’re onto the an entire removing e, an entire substrat terial, an piece of ma from the entire section chain.” supply , GLOBAL GREG BENTLEY PRIMARY DIRECTOR INNOVATION PACKAGING DIGITALLY    BECK’S ON BOTTLES PRINTED label and allowing for potential environmental and economic benefits. The technology was utilized for the first time on a larger scale as part of a limited edition run of our Beck’s Artist Series to celebrate up and coming artists. An initial release of 200,000 bottles were launched in the UK with nine bottle designs. We plan to continue expanded use of digital printing in the coming year. USING TECHNOLOGY TO BREW MORE SUSTAINABLY We are striving for sustainability, flexibility and productivity in our operations, while staying fully connected with beer lovers and changing demands in the market. Carbon neutrality is an ongoing shift of our breweries to optimize and reduce energy consumption. Our strategy is anchored on a clear roadmap of technology and smart processes that will transform our operations over the next ten years. As technology is evolving constantly, we are always scouting, developing and validating new technologies at big scale production to strengthen and improve our technology pipeline.

INNOVATION or creating a passion f ve always had xperiences “I ha customer e t products and in grea o make an impact as a desire t I can do as well because I joined Z-Tech and the world. xperiences xceptional e th, create e of thousands bo on the lives make an impact owners.” of POC USER GER OF GLOBAL MANA RIDDHI SHAH, Z-TECH EXPERIENCE, One example is a sustainable technology called Simmer & Strip that limits the amount of water and heat needed for the brewing process, resulting in a reduction of water consumption and carbon emissions. In 2019 we rolled out Simmer & Strip technology out to 10 new breweries, for a total of 44 breweries within our global operations. To bring even more people behind our sustainability efforts, we are offering free licenses of this technology to small independent brewers. DEVELOPING A PLATFORM TO EDUCATE CONSUMERS To stay true to our transparancy principle, we refreshed our consumer platform Tap Into Your Beer (www.tapintoyourbeer. com). The website uses an engaging environment to help people discover about more about beer, brewing, our brands and our smart drinking initiatives. This platform offers consumers information such as beer styles, taste profiles, ABV (alcohol by volume), and more. Z-Tech—Providing technology-based solutions to help small- and medium-sized businesses thrive Z-Tech launched in March 2019 with the mission of catalyzing the growth of small and medium businesses (SMBs) through technology. Z-Tech is retail customer-centric, focusing on providing small and medium businesses (SMBs) with everything they need to succeed and empower growth among retailers, bars, restaurants and other related businesses. It is headquartered in New York City and with operations in Brazil and Mexico. We are helping SMBs enter the digital economy through two main verticals: Marketplace and Fin Tech. Ventures in our Marketplace vertical are connecting merchants with diverse suppliers, delivering fair and timely access to essential goods. Our Fin Tech vertical is focusing on providing access to fair credit, payment and other services by digitizing the traditional trade. After extensive market research, we have kicked off investments or the incubation of three new tech ventures, among others: DONUS This multi-purpose payment institution offers a digital account and payment services to better manage cash flow and empower merchants in Brazil. The platform provides SMBs with wire transfer, e-wallet, bill pay, cash-back, integration with POS systems and debit cards, plus low monthly transaction fees. MENU A business-to-business marketplace that optimizes the buying process by enabling Brazilian merchants to find all their products with great prices in an user-friendly and trustworthy digital platform. MIMERCADO A digital platform for Mexican merchants to purchase a wide selection of products in a convenient, one-stop-shop business-to-business marketplace. To support these ventures and our plans for future growth, Z-Tech is building a team of digitally native talent.

Introducing Skol Puro Malte In February 2019, we leveraged the timing of Carnival in February to launch Skol Puro Malte, the pure malt version of the popular beer brand Skol, in our South America Zone. It has become the biggest innovation in the Zone in recent years in terms of volume. Smart Protein for a changing world We are one of 33 partners working on a European Union-funded Horizon 2020 Project to repurpose products from the manufacturing of pasta, bread and beer. Our contribution makes use of our brewers’ saved yeast and a side product from the malting process called barley rootlets to help produce plant-based meats, fish, seafood, cheese, infant formula, sports drinks and more, taking strides towards a circular economy to help feed the growing global population.     sweet “I love the amazing orking at a spot of w within a large start-up . Our asset-corporation s    DNA allow light start up more risks and us to take consumer-to be ultra t counting centric whils ecosystem on the et route to mark (funding, ) and expertise speed f a well-established o e we are ation onc corpor ate our to acceler ready bets.” , GLOBAL ISABEL PINHO    GROWTH OFFICE, DIRECTOR, ZX VENTURES Lock in the cool No more worrying about keeping beer cool. This year in South Africa, we developed Castle Lite Cold Lock: a first-of-its-kind insulated multi-pack that stays cold for up to three hours after it has been brought out of the fridge. Natural Light crashes the seltzer party In August we launched Natural Light Seltzer in our North America Zone to respond to the need for a fun-loving, price conscious option in the competitive hard seltzer landscape. The launch included two flavors: “Aloha Beaches” and “Catalina Lime Mixer.” Natural Light Seltzer has already become one of the Top 5 share gainers and a top six innovation of 2019. The Dominican Republic goes digital We launched a new digital platform to offer a better experience to our small to medium retail customers. This tool supports many aspects of their business, including access to online orders from anywhere, budget control system, purchase history review, recommendations and special offers for products offered by Cerveceria Nacional Dominicana, among other features. We currently have more than 14,000 active retailers on the platform, almost 100% of our local footprint.

BETTER WORLD Contributing to the UN Sustainable Development Goals Brewing great beers depends on a healthy natural environment and thriving communities. We depend on water and other natural ingredients to brew our beers and we are committed to sustainability initiatives that support our commitment to build a company to last for the next 100 years and beyond. e support the United Nations 2030 Agenda for Sustainable Development and the 17 Sustainable Development Goals. We are working to contribute W directly to many of these goals through our 2025 Sustainability Goals, Smart Drinking Agenda, Road Safety initiatives, volunteering programs, small retailer development and disaster relief efforts. During the development of the Sustainability Goals, each goal was evaluated against the 17 Sustainable Development Goals (SDGs) to identify how they impacted each SDG. According to our 2017 Materiality Assessment the most material issues of these goals are water, agriculture, and responsible drinking. A new assessment is currently being developed and will be released in 2020.

AB INBEV ANNUAL REPORT 2019 Our Global Smart Drinking Goals    We support the World Health Organization (WHO) target of reducing the harmful use of alcohol by at least 10% in every country by 2025, and United Nations Sustainable Development Goal (UN SDG) target 3.5 to strengthen the prevention of harmful use of alcohol globally. Our Global Smart Drinking Goals are intended to drive real progress to help meet these ambitions. CITY PILOTS Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement the best practices globally by the end of 2025. SOCIAL NORMS Influence social norms and individual behaviors to reduce harmful use of alcohol by investing at least 1.0 Billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025. NO- AND LOW- ALCOHOL BEER Ensure No- or Low- Alcohol beer products represent at least 20% of our global beer volume by the end of 2025. LABEL AND ALCOHOL HEALTH LITERACY Place a guidance label on all of our beer products in all of our markets by the end of 2020*. Increase alcohol health literacy by the end of 2025. * The guidance label will be implemented only in markets without substantive government-mandated labeling legislation, and where it is permissible by local regulation. Our 2025 Sustainability Goals We are doing our part to tackle shared global environmental and social challenges. Our 2025 Sustainability Goals aim to deliver a measurable, positive impact on the environment and our communities. SMART AGRICULTURE 100% of our direct farmers will be skilled, connected and financially empowered. WATER STEWARDSHIP 100% of our communities in high stress areas will have measurably improved water availability and quality. CIRCULAR PACKAGING 100% of our products will be in packaging that is returnable or made from majority recycled content. CLIMATE ACTION 100% of our purchased electricity will be from renewable sources and we will reduce our carbon emissions by 25% across our value chain. Metric 2019 2017 Total water use (in billion hl) 1.642 â’¶ 1.775 â’¶ Water use by hectoliter of production 2.80 â’¶ 3.09 â’¶ (hl/hl) Total GJ of energy (in millions) 61.4 â’¶ 61.4 â’¶ Total GJ of energy purchased (in 59.4 â’¶ * millions) Energy usage per hectoliter 104.6 111.6* of production (in Mj/hl) Energy purchased per hectoliter 101.2 â’¶ * of production (in Mj/hl) Total direct and indirect GHG emissions 5.36 â’¶ 6.18 â’¶ (Scopes 1 and 2 in million metric tons of CO e) 2 Total direct and indirect GHG emissions 31.8 â’¶ 32.35 (Scopes 1,2, and 3 in million metric tons of CO e) 2 Scope 1 and 2 GHG emissions per 6.92 â’¶ 8.55 â’¶ hectoliter of production (in kg Co e/hl) 2 Scopes 1,2, and 3 GHG emissions per 55.3 â’¶ 59.4 hectoliter of production (in kg Co e/hl) 2 % Renewable Electricity 20% â’¶ — % Returnable Packaging 40.9% â’¶ 46% % Recycled Content in primary    packaging    Glass 42.3% â’¶ ** 37% Cans 59.1% â’¶ 59% PET 22.8% â’¶ 21% Direct farmers skilled, connected, and    financially empowered***    Skilled 50% — Connected 45% — Financially Empowered 35% — We updated our materiality assessment in 2017, identifying key environmental and social issues for our company and stakeholders and aspire to update and localize the assessment in 2020. More information on our materiality assessment, including Boundary Analysis Table, and GRI Index for this year’s report can be found at www.ab-inbev.com â’¶ Assured Metric    (please refer to External Assurance Report on page 56) Our goals on water, GHG emissions per hectoliter of production and energy pertain to our beverage facilities only and do not encompass our vertical operations such as malt plants and packaging facilities. Total direct and indirect GHG emissions data encompass beverage facilities and most vertical operations, including malt plants and packaging facilities. Scope 1 accounts for 67% of our operational emissions and includes CO equivalent (CO e) from fuel used in our manu- 2 2 facturing processes and in cogeneration plants that generate on-site electricity. Scope 2 accounts for about 33% and represents emissions from purchased electricity. Scope 3 emissions constitute estimates based on a mix of supplier-based numbers, global emission factors and assumptions. Data’s main categories include, Purchased Goods and Services, Upstream and Downstream Distribution, Product Cooling (including on and off premise but excluding at home cooling), and End of Life. Around 50% of emissions are calculated with own data or data reported by suppliers through the Carbon Disclosure Project (CDP). * In line with our new sustainability goals, energy reporting will shift to energy purchased versus energy usage. Energy purchased per hl aligns with our RE100 sustainability goal of offsetting 100% of our purchased electricity with electricity sourced from renewable resources. Energy purchased per hl was not reported for breweries acquired from SABM in 2017. ** 2018 Recycled content percentage in primary packaging for cans has been updated. The data correction has been done following the external supplier audits. *** Smart Agriculture data is based on up-to-date estimates.

COMMUNITY ENGAGEMENT “WE ARE TED TO DEDICA IMPACT USING OUR SCALE TO AND    POSITIVE DRIVE    AROUND CHANGE THE GLOBE”

AB INBEV ANNUAL REPORT 2019 Making a positive impact As the world’s leading brewer, we are dedicated to using our impact and scale to drive positive change around the globe. This commitment is reflected in our Global Smart Drinking Goals, Road Safety initiatives, volunteering and disaster relief efforts, and our commitment to respecting human rights. In 2019, we have been making progress towards our goals in each of these areas in both a global and local context. Smart drinking We believe that every experience with beer should be positive and are committed to reducing the harmful use of alcohol around the world. We support the World Health Organization (WHO) target of reducing the harmful use of alcohol by at least 10% in every country by 2025, and the United Nations Sustainable Development Goals (UN SDG) ambition to strengthen the prevention of harmful use of alcohol globally. We are using our Global Smart Drinking Goals as benchmarks to shift social norms and behaviors around harmful alcohol use while improving our own business practices.                We recognize that partnerships are essential to achieving our goals and are taking a multi-stakeholder approach. Since 2016, we have been collaborating with public health experts to help reduce the harmful use of alcohol around the world. CITY PILOTS Our goal: Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement the best practices globally by the end of 2025. Building a company to last relies on thriving communities across the globe where the harmful use of alcohol no longer presents a social challenge. Our City Pilots in Brasilia (Brazil) Zacatecas (Mexico), Johannesburg (South Africa), Jiangshan (China), Leuven (Belgium) and Columbus, Ohio (United States), serve as laboratories for identifying initiatives worth scaling as well as programs that are not effective in their communities. In two of these city pilots, Zacatecas, Mex-ico and Brasilia, Brazil, we have seen progress through evidence-based programs. During the same period, the AB InBev Foundation, an independent non-profit established to support achievement of our Global Smart Drinking OUR GLOBAL SMART DRINKING GOALS ALIGN DIRECTLY WITH SEVERAL UN SDGS: UN SDG 3: Ensure healthy lives and promote well-being for all at all ages UN SDG 17: Strengthen means of implementation and revitalize global partnership for sustainable development For more information please visit www.abinbevfoundation.org Goals, created a Global Smart Drinking Toolkit, designed to equip users with an understanding of effective prevention approaches and recommend potential interventions based on the specific needs of a community. Created by a technical advisory team of experts from The Ohio State University, San Diego State University, and Tufts Medical School, the toolkit is designed to help communities drive meaningful, positive behavior progress towards reducing harmful alcohol use. Additionally, the Team of Evaluators of the Global Smart Drinking Goals from HBSA published an article titled “Design and Outcome Measures for the AB InBev Global Smart Drinking Goals Evaluation” in the December 2019 issue of Contemporary Clinical Trials Communications. The publication describes the overall design of evaluation for the six City Pilots initiative SOCIAL NORMS Our goal: Influence social norms and individual behaviors to reduce harmful use of alcohol by investing at least 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025. We continue to make progress towards our Social Norms goal by investing in social marketing programs and campaigns to influence behavior. In 2019, for the second consecutive year we ran a social marketing competition among our teams around the world to promote smart drinking messaging through innovative consumer-facing campaigns. We received more than 45 submissions from our local brands across 23 countries. Two social marketing campaigns were selected as winners; one from China with Harbin beer and one from Colombia with Poker beer.

COMMUNITY ENGAGEMENT

Our local teams are also doing their part to help reduce the harmful use of alcohol. In the US, we launched our largest responsible drinking social marketing campaign in the country to date. The "Drink Wiser" campaign from Budweiser features actor Anthony Anderson and NBA basketball player Danny Green and focuses on educating beer drinkers about the importance of hydrating between beers. The campaign video has been viewed more than 250,000 times across all social media channels, helping to spread our responsible drinking messages.


HYDRATE BETWEEN BUDS.
DRINK WISER.

In Colombia, our Aguila brand launched the "Live Responsibly" campaign to motivate consumers to moderate consumption so they can live their fullest lives. Through this campaign and targeted intervention, we continue to change alcohol consumption behaviors and challenge social norms.

NO- AND LOW- ALCOHOL BEER

Our goal: Ensure No- or Low- Alcohol beer products represent at least 20% of AB InBev's global beer volume by the end of 2025.

We continue to build our portfolio of great-tasting no- and low- alcohol beer (NABLAB). In 2019, NABLAB accounted for approximately 7% of our global beer volume with more than 80 NABLAB offerings for different consumer occasions. In countries such as China, Colombia, Australia, Ecuador, Costa Rica and Panama NABLAB accounts for more than 20% of the total beer volume sold in those markets.

To promote our no-alcohol brand Jupiler 0.0% in Belgium, we launched a campaign in Leuven against irresponsible alcohol consumption among students (above legal drinking age). We created a commercial featuring Belgian singer Arno and the band Triggerfinger performing the Eurovision-winning song "J'aime la vie" with rewritten lyrics that urged students to practice responsible alcohol consumption.

Our NABLAB efforts are also having a positive impact on sustainability. In 2019 we partnered with Ecover in Belgium to launch 'Too Good to Waste,' a dishwashing detergent made from residual alcohol from the brewing process of our no-alcohol beers such as Jupiler 0.0% and Leffe Blonde 0.0%.

LABELING AND ALCOHOL HEALTH LITERACY

Our goal: Place a Guidance Label on all of our beer products in all of our markets by the end of 2020. Increase alcohol health literacy by the end of 2025.

We believe in transparency and in helping our consumers understand why and how alcohol should be consumed within limits. For these reasons, we are working to increase alcohol literacy among them.

In 2019, we voluntarily updated the global policy governing the labels in our bottles and cans with a guidance label to improve alcohol health literacy across more than 20 countries. One of the first countries where we rolled-out our new labels was China. The new labels are expected to reach the market in most countries by the end of 2020.

Road safety

CREATING SAFER ROADS FOR OUR PEOPLE AND LOCAL COMMUNITIES

With a significant fleet and colleagues and their families on the road around the world, road safety continues to be a top priority for our company. We are aligned with the UN SDG's ambitious target of halving the global number of deaths and injuries from road traffic crashes by 2020.

We recognize that most underlying road safety risk factors are ultimately within human control. Collective action to address these factors is critical to achieving the SDG target – and we believe the private sector industry has an important role to play. We also recognize that impaired driving is one of the important road safety risk factors to address. Eliminating drinking and


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"Brands taking action to positively influence social norms has great potential to play a significant role in engaging consumers and proactively tackling the harmful use of alcohol"

JEFF FRENCH, PH.D., PROFESSOR OF SOCIAL MARKETING AT BRIGHTON UNIVERSITY BUSINESS SCHOOL


Leffe

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AB INBEV ANNUAL REPORT 2019

driving is an essential component of our smart drinking commitments and our company Dream in creating a better world. We believe that when you drive you should not drink, so we fully support all targeted legislation and enforcement measures to reduce impaired driving, including strict Blood Alcohol Content (BAC) limits and enforcement.

PARTNERING TO ACHIEVE IMPACT AT SCALE

Our road safety partnership with the United Nations Institute for Training and Research (UNITAR) continued across 2019. We launched the Management Practices for Safer Roads Toolkit, which provides stakeholders with an open source methodology for improving road safety. The toolkit outlines best practices for data collection, identifying key risk factors linked to road traffic accidents, corrective measures and impact measurement. The toolkit is an interactive e-learning tool that can be used by government officials, road engineers, planners and policy makers from the public and private sector. It highlights case studies and best practices from different countries across continents including Brazil, China, the Dominican Republic, India, Mexico and South Africa, thereby highlighting the feasibility of its recommended measures and its application in various contexts.

In 2019, we committed to extending our partnership with UNITAR for two more years with a continued commitment to work together and with other stakeholders to deliver impact. Phase two of the partnership will focus on empowering and supporting road safety stakeholders to implement toolkit best practices, with a focus on identifying and implementing technology solutions that can deliver transformative impact at scale. This includes a strategic collaboration with UNITAR and the municipality of Shanghai in China that will apply digital innovation to identify and test solutions to road safety challenges.

For more information about UNITAR, visit: www.un-roadsafety-learn.org/

We also continue to chair 'Together for Safer Roads' (TSR), a coalition of private sector companies working together to tackle road safety challenges through knowledge sharing, demonstration projects and data sharing. In 2019, we collaborated with TSR in road safety initiatives in Houston, Texas and New York, New York.

For more information about 'Together for Safer Roads', visit www.togetherforsaferroads.org"

Our partnerships extend well beyond global relationships, with our family of local companies engaging with local partners to implement road safety solutions specific to their market. For example, in Brazil, our local business Ambev has implemented Road Safety programs since 2014 in Sao Paulo and most recently in 2017 we rolled out programs in Brasilia, with a focus on applying technology solutions for greater impact.

Volunteering and disaster relief

Every year, communities around the globe are affected by floods, wildfires, droughts, earthquakes and other natural disasters. We believe we can play a positive role in helping communities to prepare and respond to disasters by working with government, civil society and other private sector organizations.

In January, we responded to the Brumadinho dam disaster by providing drinking water to the region. We worked with the Rappi app to set up a flash campaign where consumers could easily donate AMA water brand and we matched all donations. In addition to immediate support during the disaster, we led the coordination of a group of companies to assist in the recovery of the city.


Corona
PARLEY



In the US, our Anheuser-Busch Emergency Drinking Water Program partnered with the National Volunteer Fire Council to deliver critical hydration to volunteer firefighters starting in advance of wildfire season. By donating these cans of emergency drinking water and raising awareness on the challenges that firefighters face, we aim to do our part to support volunteers as they heroically protect their friends and neighbors. To date, we have partnered with 130 local wholesalers through the expanded program to deliver over 1.6 million cans of emergency drinking water to nearly 300 fire departments.

In addition, we donated over 850,000 cans of emergency drinking water to 11 states this year through our ongoing disaster relief program in partnership with the American Red Cross. The Anheuser-Busch Foundation also donated 1 million USD to the American Red Cross Annual Disaster Giving Program.

VOLUNTEERING IN COMMUNITIES

All around the world, our people are passionate about empowering communities. We encourage these efforts through numerous volunteering opportunities. To demonstrate our commitment, this year we launched a global volunteering policy that gives every employee the opportunity to do pro bono work for 16 hours during paid work time.

A key initiative in 2019 was Global Be(er) Responsible Day, a worldwide campaign that promotes responsible drinking. In 2019, 69,000 AB InBev colleagues reached 3.9 million consumers and 1.5 million customers across more than 40 countries with responsible drinking messages.

Our local teams also took part in volunteering efforts. In Nigeria, we launched an employee volunteering initiative called Better World Champions. Through this program, more than 1,200 volunteers came together to give back to their communities during Sustainability Week in June and participated in street cleanups, repairing local roads, planting trees, coaching students, recycling and more.

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COMMUNITY ENGAGEMENT In Brazil, our skills-based volunteering program volunteering program VOA provided mentoring and capacity building to 115 non-governmental organizations (NGOs). Selected organizations receive a management course consisting of nine modules to help NGOs achieve their dreams. In our Middle Americas Zone, over 26,000 volunteers came together across 109 activities to celebrate World Environment Day. With the collective efforts of our colleagues, over 12,000 trees were planted and over 94 tons of garbage were collected. Small retailer development SUPPORTING SMALL BUSINESSES AND COMMUNITIES TO GROW AND THRIVE Small businesses and entrepreneurs play a critical role in economic development and are an important source of incomes and livelihoods in local communities. Across our distribution chain, we engage every day with millions of retail customers who play a critical role for our business as an important point of connection with our consumers. In 2019, our small retailer development program spanned eight countries, providing over 15,000 businesses with access to tools such as business management training, affordable financial services and store infrastructure improvements. In Colombia, Ecuador and Peru the program specifically focuses on female entrepreneurs, helping play a role in advancing gender equality and women’s economic empowerment. Beyond this, in South Africa we established the South African Breweries (SAB) entrepreneurship program to help create sustainable jobs and drive an inclusive economy. To date, we have contributed to the creation of over 6,200 jobs, against our ambition to help create a total of 10,000 jobs. In 2020, the program will be focused on women owned small retail outlets, and women farmers. Human rights COMMITTED TO HUMAN RIGHTS AND RESPONSIBLE SOURCING Respecting human rights is a non-negotiable commitment for our business. We have been a signatory to the United Nations Global Compact since 2005 and are committed to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. In 2019, we refreshed our Global Human Rights Policy strengthening provisions related to the prohibition of forced labor and child labor and reinforcing our commitment to the provision of effective remedy. We are continually evolving and strengthening our approach to respecting human rights. Through the policy refresh process, we recognized there was an opportunity to improve our company-wide approach to human rights due diligence. We analyzed existing internal and external good practices and designed a new model for testing. The model was piloted in India and involved cross-functional participation from commercial, operational and corporate affairs functions. The model is being refined based on pilot results and will be scaled into other markets in 2020 through a Due Diligence Implementation Tool-kit. We are also developing ways of working with our procurement teams, in China we conducted 590 responsible sourcing assessments with suppliers and we continue to develop our approach with suppliers leveraging our procurement processes. As a global brewer, the sourcing of raw materials is fundamental to the success of our business and plays an important role in how we contribute to the incomes and livelihoods of farmers around the world. Following the 2018 publication of our Responsible Sourcing Principles for Farms, in 2019 we trained our procurement agronomy teams on the principles and communicated them to our direct farmers. We also conducted a baseline assessment of our direct farmer supply chain (aligned to the principles) to identify potential gaps. This survey was conducted by our agronomy teams across 11 countries, 4 crops and covering over 20,000 farmers. Results of the survey will be integrated into in action plans to be put in place throughout 2020.    We believe technology and digital innovation offers a significant opportunity to enable companies to strengthen their approach to respecting human rights, particularly to help increase transparency with potentially affected stakeholders We are currently testing BanQu, a non-crypto currency blockchain solution in supply chains beyond agriculture in South Africa and Zambia, and are identifying other technology partners to collaborate with in 2020. We continue to participate in industry and NGO initiatives that seek to improve business’ approach to respecting human rights. We are a longstanding member of AIM-Progress, a global forum that aims to enable and promote responsible sourcing practices, and a founding member of the Centre for Sports and Human Rights. In 2019, we continued to engage with external human rights stakeholders to help inform our company-wide approach to human rights. This led to joining Shift’s Business Learning Program and collaborating with a range of human rights organizations such as Arche Advisors, Partner Africa and Landesa. To inform and support us in measuring our approach to human rights, we engage with the Corporate Human Rights Benchmark. We were rated 35.7% in 2019 and are integrating actions into our 2020 plans to further improve. For more information about our policies related to human rights, please visit www.ab-inbev.com/our-policies. html#humanrightspolicy.html.

COMMUNITY ENGAGEMENT HIGHLIGHTS FROM OUR ZONES


ABInBev

Celebrating Smart Drinking in China

We partnered with the Ministry of Public Security, Shanghai Traffic Police Bureau and the China Alcoholic Drinks Association to celebrate responsible drinking by staging an awareness gala in Shanghai. To connect with consumers, the campaign was reinvented with a multi-cultural approach where heritage meets new lifestyles, featuring a virtual character under our popular Harbin brand, plus an animation co-produced with the Beijing Forbidden City Culture Development Company.

The No Drunk-Driving Design Contest

In celebration of the Global Be(er) Responsible Day, our South Korea team co-hosted a car sticker design contest with Korea Road Traffic Authority (KoRoad) to raise awareness of a newly enforced drunk-driving law in Korea. Award-winning designs were utilized through various campaigns to spread our smart drinking messages nationwide.

15,000

RETAILERS

were trained through our retail development program this year. The retailers were equipped with business skills to improve their sales and livelihood.



"We've been doing a lot of work with students to try and change their attitudes to alcohol and encourage responsible drinking. We've launched zero alcohol beers and the students have embraced them as an alternative to regular-strength beer. Now 4% of beers drunk in Belgium are zero alcohol and I'm really proud of how we have contributed to this change."

FLEUR POETS -CORPORATE AFFAIRS DIRECTOR, EUROPE

Providing relief after disaster

After category-5 Hurricane Dorian hit the northern Bahamas in September, our Middle America Zone provided support through an internal fundraising campaign that aided thousands of families in the region.


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#TAG
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NABLAB innovations: Leffe Blonde 0.0% & Hertog Jan 0.0%


Hertog Jan
0.0

Leffe Blonde 0.0% was launched, the first 0.0% abbey beer in Belgium, the Netherlands and France. In November, the Netherlands expanded NABLAB offerings even further with the launch of Hertog Jan 0.0%.

Improving road safety in South Africa

In South Africa, we launched "None for the road" campaign, which re-branded our local distribution vehicles to display messaging that encouraged responsible behavior and ultimately safe roads.

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SUSTAINABILITY OUR 2025 OUGH AIM “THR GOALS, WE SUSTAINABILITY POSITIVE    MEASURABLE TO CREATE AND    GROWTH IMPACT, DRIVE OUR ENTIRE ACROSS IMPROVE LIVES VALUE CHAIN”

AB INBEV ANNUAL REPORT 2019

Working Towards our **2025 Sustainability Goals**

At AB InBev, we are determined to build a company to last, but we know we can only do that with a healthy environment and thriving communities. As the world's leading brewer, we remain firmly committed to creating a better world for all of our stakeholders, while also creating value for our business.

Through our 2025 Sustainability Goals, our most ambitious set of public commitments yet, we aim to create measurable positive impact, drive growth and improve lives across our entire value chain—from our growers and retailers to our consumers and their communities. We are proud of our progress against our 2017 baseline.

Smart Agriculture – 100% of our direct farmers are skilled, connected and financially empowered

In 2019 we continued to support our farmers in our approach to agricultural development, working with over 20,000 farmers in 13 countries to support the growth of our six priority crops (barley, cassava, hops, maize, rice, sorghum). We have developed a framework under the pillars of "skilled, connected and financially empowered" to ensure that farmers have access to good varieties and technical training (skilled), improved insights and information (connected), and the ability to invest in and grow their business for the long term (financially empowered). We are making progress towards our goal—as of 2019, 50% of our direct farmers met our criteria for skilled; 45% for connected and 35% for financially empowered.

The 2019 crop year proved to be challenging in many growing regions across the globe, with weather events threatening both quality and yield. Whether it was rain at harvest or drought during critical growth periods, climate change continues to increase the intensity and frequency of these potentially devastating weather events. Increasing farmer resilience and reducing production volatility through improved breeding and crop management practices will continue to be a focus for our Research and Agronomy teams. We are working diligently to ensure our framework of "skilled, connected, and financially empowered" appropriately supports farmers to adopt the practices and tools they need to address the challenges they face in their local environments.



"To address a challenge like climate change by 2030, we need a combination of entrepreneurs innovating at breakneck speeds and industry leaders ready to experiment and deploy. AB InBev's 100+ Accelerator has provided the perfect canvas for accelerating impact for Earthly Labs' goal to avoid 1 billion tons of CO_2 emissions"

AMY GEORGE, CEO EARTHLY LABS

PARTNERING TO ENSURE THE LONG-TERM PRODUCTIVITY OF OUR LARGEST SOURCING REGION

Over one fourth of our total barley needs are sourced from Argentina, so it is critical that we continue to develop new, improved varieties for the region as well as work with farmers to enable adoption of sustainable, productive practices. As with many of our agricultural development programs, partnerships play a key role. In 2019, we worked with Ackermann, to release two new higher-quality, higher-yielding varieties – Yanara and Alhue, which were named with the help of our Marketing team drawing inspiration from the local Mapuche language. We also collaborated with crop nutrition experts Yara to develop crop nutrition protocols that help farmers grow to meet the high-quality standards for Budweiser while at the same time reducing their costs and limiting environmental impact.

BUILDING OUR ANALYTICS CAPABILITIES IN THE FIELD

SmartBarley has been our primary agricultural development program since 2013. Currently live in 12 countries across five continents, SmartBarley utilizes data and technology that enables our agronomists to help growers improve productivity. In 2019 we enhanced this innovation by partnering with Sentera to pair field-level data from SmartBarley with weather and imagery analytics. This data will help our agronomists support farmers, leading to the production of quality crops and helping to combat the impact of climate change.

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SUSTAINABILITY



"I am humbled to be partnering with 100+ Accelerator & Anheuser-Busch InBev to bring end-to-end supply chain traceability and transparency to the world's largest brewer."

ASHISH GADNIS, CEO, BANQU

100%

OUR AMA WATER BRAND IN BRAZIL DONATES 100% OF ITS PROFITS TO PROJECTS THAT BRING DRINKING WATER TO POVERTY-STRICKEN COMMUNITIES

EXPANDING THE CAPABILITIES OF A SUCCESSFUL TOOL

After an initial pilot in Zambia with positive results in 2018, BanQu joined our 100+ Accelerator and we worked together to expand the platform to India and Uganda, connecting more farmers across our cassava and barley supply chains. BanQu employs an SMS-based service that uses blockchain technology to record purchasing and sales data of our value chain offering farmers a digital financial identity. In addition to the geographic expansion, we increased our capabilities with the service to send digital payments, reducing cash transactions and thereby lowering the risk for our farmers.

UPSKILLING OUR FARMERS

To bridge the gap between small research trial plots and large-scale industrial farms, we are utilizing model farms to test new ideas, validate them at scale and then share those learnings broadly with growers. Our first model farm, the Caledon Research and Development Centre in South Africa, is focusing on long term priorities including rotations, tillage practices, nitrogen trials, farm profitability and sustainable agriculture practices. We will continue to develop model farms across other zones and regions, with the intention of creating more skilled farmers across our supply chain.

Water Stewardship – 100% of our communities in high stress areas will have measurably improved water availability and quality

Water is a key ingredient in all of our products, so we value every drop. But more than just a key resource for our business, clean water is a critical resource for the economic, social and environmental well-being of every community around the world—and unfortunately, it is becoming increasingly scarce in many parts of the world. Efforts to increase our water efficiency, which began decades ago, have expanded beyond our walls into watershed protection efforts across the world. We believe water and climate change are closely linked: climate change is making water more variable, reducing availability, and degrading quality.

As the world's leading brewer, we are committed to being part of the solution to some of the growing water challenges in areas where we operate. Our ultimate goal is to ensure water availability and quality for both our breweries and our communities, because when our communities thrive our business thrives. But we know we cannot do this work alone. We have established global water partnerships with The Nature Conservancy (TNC) and World Wildlife Fund (WWF) to invest financial and technical resources including green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and improved water infrastructure. Both of these organizations share our belief that measurable impact at scale is the next frontier in water stewardship.

IMPROVING OPERATIONAL WATER EFFICIENCY

We aim to brew our beers at the highest level of water efficiency and we continually challenge ourselves to do even more. We have set ambitious water efficiency targets across our business, with even more ambitious goals for our breweries located in communities facing high water stress. In 2019 we implemented innovative technology and process improvements to reduce our per hl water use to 2.80 hl/hl. A clear example of how innovation is improving our operational processes is through a pilot we implemented at our Bucaramanga brewery in Colombia with EcoWorld Technologies (EWTech), one of our 100+ Accelerator startups. EWTech offers a green replacement for caustic soda used in the industrial cleaning process. In the pilot test in Bucaramanga, it showed a 70% reduction in water usage versus traditional disinfecting chemicals and 60% reduction in cleaning cycle time, resulting in savings on energy consumption and freeing up time on the bottling lines. We are now rolling out the technology to 16 of our breweries across Colombia, Peru, Mexico, Honduras and El Salvador.

CREATING MEASURABLE IMPACT IN WATERSHEDS FACING WATER STRESS

Climate pressures, inadequate infrastructure and poor governance tend to magnify water challenges. While there is no single solution to water challenges, we continue to make progress in achieving measurable impact in high risk communities. To address the challenges specific to the different environments we operate in, we developed a comprehensive 7-step water management process at sites located in water-stressed areas. So far, 100% of our sites have conducted local outreach, determined water solutions spe-


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AB INBEV ANNUAL REPORT 2019 cific to their community and identified potential solutions. Since then, we have started to implement these solutions in 67% of sites located in areas facing water stress. We are also including our consumers in our watershed protection efforts. Following the successful launch of AMA water brand in Brazil (which donates 100% of its profits to projects that bring drinking water to poverty-stricken communities), we launched Zalva, a water brand whose proceeds are used to protect the high Andean wetlands that serve as critical ecosystems for Colombia’s water sources. MAKING PROGRESS THROUGH TRUSTED PARTNERSHIPS In 2019 we continued our partnership with The Nature Conservancy (TNC), taking the lead in funding and piloting the acceleration of the establishment of water funds in Argen-tina, Colombia, El Salvador and Mexico and directly engaging in watershed protection projects in California and Colorado in the US. Our collaboration with TNC also extends to the Jaguari River Basin in Brazil, where we have invested in watershed protection efforts and created a program to incentivize the adoption of conservation practices in the area aimed at improving water quality and availability. We also continued our work with the World Wildlife Fund (WWF), focusing on addressing local water challenges in Bolivia, Mozambique, Uganda and Zambia. After conducting in-depth situational analyses and completing the first phase of work this year, we will begin phase two in 2020, implementing identified solutions in the field. Circular Packaging – 100% of our products will be in packaging that is returnable or made from majority recycled content. We are constantly looking for ways to increase the recycled content in our packaging, support recovery and reuse of bottles, lightweight our packaging and continue to advocate for returnable solutions. To achieve our circular packaging vision, we focus on four key areas: Reuse, Reduce, Recycle, and Rethink. We intend to overcome the challenges in packaging such as low recycling rates in packaging material by working with trusted partners, our 100+ Accelerator, technological innovations and our brands.

SUSTAINABILITY REUSE In 2019, we continued our efforts to protect and promote our returnable volume in many markets, where decline continues to be one of our biggest challenges. In Colombia, we partnered with several retailers like Makro, Olimpica, and Ara to introduce and pilot returnable bottles. REDUCE New technologies are enabling us to drive sustainable packaging initiatives across our brands. In 2019 in Belgium, we launched a 100% recycled shrink package for our Jupiler brand. In the UK, Budweiser Brewing Group announced a 6.3 million GPB investment in new technologies that will allow the elimination of plastic rings from all UK-produced beer by the end of 2020. This will remove 850 tonnes of plastic per year, or the equivalent weight of 425 taxi cabs, 67 double decker buses, or 10 blue whales. RECYCLE In its first year, our 100+ Accelerator was able to provide exciting new opportunities for circular packaging. In partnership with Brazilian startup Green Mining we collected more than 578,000 kg of glass across 14 collection points operating in different states. Once the glass bottles are “mined” they are sent to our glass operation in Rio de Janeiro. We plan to bring this reverse logistics solution to different countries throughout Latin America to increase recycled content in our glass bottles. In addition to this, we are partnering with waste management organizations around the world, including the Manja Pamodzi project in Zambia, an organization that sets up waste collection points in local communities and has collected more than 10,000 tons of post-consumer packaging waste since the start of the project, improving local sanitation as a result. We are also partnering with our suppliers to increase recycling. In September, we collaborated with suppliers in China to put on the “China Sustainable Development of Aluminum Packaging Summit Forum.” Together with Nanshan, we hosted more than 150 influential leaders across the metal packaging industry to focus on solving circular packaging issues in China, the largest cansheet producing country in the world. RETHINK We continue to innovate, and rethink ways we can raise public awareness of recycling and reuse. In 2019, our Corona brand worked to educate consumers about the amount of plastic that enters the oceans every year. Launched on Oceans Day, “Pay with Plastic Project” allowed us to accept plastic waste as payment for beer at hundreds of recycling machines at retailers and popular bars in Brazil, Colombia, Italy, Mexico and Spain. The plastic received during the initiative was upcycled and given a second life. Corona also installed large plastic sculptures near beaches in Brazil and South Korea to raise awareness about plastic waste and encourage participation in marine cleanup. Climate Action –    100% of our purchased electricity will be from renewable sources and carbon emissions will be reduced 25% across our value chain. Climate change has far-reaching impact on our business and the communities where we live and work. At AB InBev, we are building climate resilience by committing to transition our global operations to 100% renewable electricity and reduce our emissions by 25% across the value chain. These science-based targets keep our global emissions in line with 1.5 degrees Cel-sius, as per the recommendation issued by Intergovernmental Panel on Climate Change (IPCC). Specifically, we will reduce our emissions in Scopes 1 and 2 by 35% from our 2017 baseline year and we will reduce our emissions across our value chain by 25% by 2025. We have committed that 100% of our global purchased electricity volume will come from renewable sources by 2025 and intend to reach this goal by adding renewable capacity in all of our markets. Today, 61% of our purchased electricity volume

AB INBEV ANNUAL REPORT 2019

is under contract from renewable sources. We estimate a reduction of 6.9% kgCO_2e/hl vs 2017 on the total scope 1, 2 and 3 emissions. We have reduced our Scope 1 and 2 emissions by 13.27% in absolute value and 19.06% in intensity (kgCO_2e/hl) vs 2017.

MAKING PROGRESS IN RENEWABLES AROUND THE WORLD

Through 2019, we worked alongside different partners across the world, looking for ways to bring additional renewable capacity to the grids.

In 2019 we signed solar contracts for our Dominican Republic electricity volume that, when operational, will bring 74 GWh of renewable electricity to the country. In addition to this, we signed a solar contract with Casaforte Investimentos for a 30% of the total volume in Brazil.

In celebration of World Environment Day, we announced that we aim to achieve 100% renewable purchased electricity in the US by 2021, upon completion of a 2,000-acre solar energy facility. In Argentina, we celebrated becoming the first consumer goods company in the country to commit to 100% renewable electricity in 2020, supplied by Budweiser Wind Park.

61%

OF OUR GLOBAL PURCHASED ELECTRICITY VOLUME IS UNDER CONTRACT, ATTAINED FROM RENEWABLE SOURCES

5.21%

REDUCTION OF PURCHASED ENERGY IN OUR BREWERIES VS. 2018

INCREASING ENERGY EFFICIENCY

In addition to transitioning to renewable electricity, we continue working on improving our energy efficiency. In 2019, we reduced our energy purchased in our breweries by 5.21% vs 2018. We are also switching to more environmentally friendly refrigerants and increasing efficiency in 100% of our coolers across the world. Coolers represent 20% of our carbon footprint and through this new technology we will bring an additional decrease in emissions across our value chain.

CONTINUING OUR JOURNEY TOWARDS FLEET ELECTRIFICATION

Logistics accounts for around 9% of our carbon footprint, making the transport industry a prime source for innovative sustainability solutions. As we roll out more efforts in the electrification of our fleet, we continue to get closer to our 2025 goal of reducing our emissions by 25%. In 2019 we introduced the first pilot of our zero-direct emission delivery truck in Mexico and successfully tested electric vehicles to add to our fleet in the Colombian cities of Bogota, Cartagena and Medellin.

In July, in partnership with FoQi and FeiChi, we began to use a hydrogen-powered truck for B2B beer deliveries in China, becoming the first beer company to use this technology in the country. In addition, in the US we made our first Zero-Emission delivery in the country on November 21 in St. Louis. This follows a signed intent to contract 800 hydrogen-powered, electric semi-trucks from Nikola Motors in 2018 and the announcement of 21 electric trucks with BYD in the state of California.


ANHEUSER-BUSCH




PARQUE EÓLICO
ENERGÍA
100%
RENOVABLE
NOW BREWING

49

SUSTAINABILITY ENGAGING OUR SUPPLIER BASE More than 80% of our emissions lie in our supply chain. We are working to engage our largest suppliers to set their own sustainability goals so we can scale and accelerate impact. To help achieve this, in 2018 we launched Eclipse, our supplier-focused collaboration platform, and we hosted a supplier event in the US where more than 100 professionals and influential leaders came together in St. Louis to discuss critical sustainability issues. Eclipse seeks to launch collaboration projects with our suppliers, solving for our most critical shared sustainability issues, including transportation, ag tech, packaging innovation and recycling infrastructure transformation. Our Management Approach Sustainability is an important issue in AB InBev’s agenda. We formed a sustainability council, composed of senior leaders in the organization. Status of commitments and other relevant topics or material issues that arise are discussed and approved during council meetings which take place on a recurrent manner. In addition to this, updates to the CEO and Board members are made throughout the year. ~9% OF OUR CARBON FOOTPRINT COMES FROM LOGISTICS 100+ Accelerator Following the launch of our 100+ Accelerator in 2018, we selected 21 startups to pilot innovative solutions across our operations and supply chain in key markets. Following a lean-startup bootcamp, mentoring sessions and on-the-ground pilots, the first cohort demonstrated their pilot results during a Demo Day during 2019 Climate Week in New York City where select startups pitched their solutions to investors. 12 of the startups have signed commercial contracts with our business outside of the 100+ Accelerator pilot. Their solutions are being implemented across the globe and brands like Corona, Goose Island, Leffe and Jupiler have supported some of the projects. We launched our second round of applications in October for piloting in 2020 and we received over 1,200 applications from over 30 countries (compared to 650 applications from 20 countries in 2018). So far, the startups in our cohorts have jointly addressed 15 out of the 17 UN Sustainable Development Goals. The 100+ Accelerator and our startups have earned awards and recognition from Fortune, Fast Company, Ethical Corporation Responsible Business and Financial Times Intelligent Business Awards.

SUSTAINABILITY HIGHLIGHTS FROM OUR ZONES

Reducing our CO_2 impact through green logistics

Our green logistics campaign took 20,000 trucks off Belgian roads this year with the launch of a new "beer boat" in April to ship Stella Artois from Liège to Antwerp that will reduce our CO_2 emissions by 30% and a beer train in the port of Antwerp in October that will reduce our CO_2 impact by 75%.



Protecting drinking water

In Colombia, 70% of all drinking water comes from the páramos (wetland) ecosystems. To help protect these valuable spaces, we launched the water brand Zalva in October, with the promise to protect a square meter of wetland for every bottle purchased. To date, 2.3 million bottles have been sold, protecting 2.3 million square meters of natural land and resources.


ZALVA

Showcasing our commitment to emerging farmers

In Africa, we invested R80 million (5.3 million USD) in a Research and Development Center that will enable our world-class research and training to benefit farmers and the agricultural sector as a whole. The center officially opened in September with an event attended by 300 delegates from government, research institutions, industry bodies and farmers.

Going solar in China

We are committed to solar projects at all of our key breweries in China, including a 2 megawatt rooftop solar project launched in May in Yunnan Province.



50,000

RECYCLED PLASTIC CUPS

were collected by Budweiser at arenas after the 2018 FIFA World Cup Russia™ and made into a unique football pitch called the ReCup Arena to help showcase our commitment to sustainability.



"It's all about leaving the world in a better state than it is at the moment, I'm just passionate about helping to make that happen."

JAQUELINE HOCHREITER - SUSTAINABILITY LEAD, EUROPE

Contract for Change

In July, Michelob Ultra Pure Gold announced an initiative to support American barley farmers who want to transition to organic production by helping them navigate the steps required to grow certified organic crops. The campaign resulted in nearly 20 million earned media impressions.


Michelob
ULTRA
PURE GOLD
MADE WITH ORGANIC GRAINS

Brazil's first canned water

In 2019, we announced our plans to package our Brazilian mineral water brand AMA in aluminum cans, making it the most sustainable water brand in the country. AMA donates 100% of its profits to projects that bring drinking water to poverty-stricken communities in Brazil.


água pra você.
água pra todos.
ama

51

WORKPLACE SAFETY

Making safety **a priority**

Ensuring the safety of our employees and communities is critical to our business. We continue to build strong safety leaders throughout the organization and work towards an injury-free workplace by leading multiple global and Zone-specific safety initiatives.

To that end, in 2019 we oversaw a serious injuries and fatality prevention program and a safety analysis of our global machines. We also created a violence prevention strategy and toolkit focused on keeping our delivery teams safe in the market.

Additionally, we continued the global roll-out of our Operational Leadership Training and Global Safety Operator Training to improve safety leadership, coaching and overall safety culture. This program is a key initiative for creating safety ownership at every level of the organization and driving the company safety culture to the next level.

To help further reduce serious incidents and fatalities on roadways, we continued to develop our internal strategy and toolkits. We have created over 100 new training communications; toolbox talks and engaging videos to help our management teams raise awareness around road safety. We also continue to work closely with our Together For Safer Roads (TSR) partner to expand our work externally. In addition to improving our communication strategy, we have further integrated safety technology into our business that will help us improve our road safety performance. In South America, we placed cameras on our trucks to map driver efficiency and increase safety by collecting data to proactively improve driving performance. We are also leveraging technology to improve safety in North America, with an innovative pilot that uses AI technology to monitor and coach drivers.

Safety is also an integral part of the Global Technical Standards. Detailed safety specifications are in place to ensure safety in all equipment and processes, with increased focus on higher risk operations that include ammonia, dust, steam and electricity. We continue to closely monitor these types of operations and ensure compliance to protect our employees and contractors.

We made significant progress in our key safety metrics, with a 40% reduction in total Lost Time Injuries (LTIs) globally. These changes can be attributed to the increased implementation of our VPO and DPO management systems that define our safe work practices, drive performance improvement, and ensure that safety is integrated throughout all aspects of our business.

2019 marked a year of significant progress in our individual Zones. Compared to 2018, the number of LTI for Own Employees reduced by 32 % (27 % for Supply, 35 % for Second Tier/Sales Employees)

We use the same high safety standards for our contractor employees: overall, we reduced the number of Contractor LTI with 47%.

We regret to report 7 occupational fatalities (against 14 in 2018), of which 4 occurred inside the plants and 3 occurred in the field (outside our premises). We will continue our focus on preventing serious injuries and fatalities in the future with improved training and safety programs in 2020 and beyond.

	2019	2018
Lost Time Injuries (LTIs)		
Supply Employees	**98** Ⓐ	135 Ⓐ
Second Tier/Sales Employees	**208** Ⓐ	318 Ⓐ
Contractors (All)	**262**	492
Total Recordable Injuries (TRIs)		
Supply Employees (Own)	**315** Ⓐ	415 Ⓐ
Second Tier/Sales Employees	**1,177**	1,116
Fatalities*		
Supply Employees	**1** Ⓐ	1 Ⓐ
Second Tier/Sales Employees	**1** Ⓐ	4 Ⓐ
Contractors (All)	**5** Ⓐ	9 Ⓐ

Ⓐ **Assured Metric**
please refer to External Assurance Report on page 56

* Fatalities data do not include commuting and community related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors which are fully managed by the contracted firm/company.

Lost Time Injuries (LTIs)
Occupational injury resulting in more than one-day absence from work.

Total Recordable Injuries
LTIs + modified duty injuries + medical treatment injuries.

Supply Employees
Brewery and manufacturing facility employees, including first-tier logistics.

Second Tier/Sales Employees
Second-tier logistics, sales, Zone and global corporate employees.

Commuting Fatality
An incident that occurs while coming to work or going home resulting in a fatality to our employee(s).

Community Fatalities
Fatalities that occur to people outside of our operation in the course of doing business.

52

AB INBEV ANNUAL REPORT 2019 Integrity to our business is core Integrity and ethical behavior are essential to our business, core values and competitive advantages. We strive to continuously improve our investigative process and carefully manage high-risk transactions. Developing and adopting a successful tool Our program is driven by innovation and empowered by state-of-the-art data analytics tools such as BrewRIGHT, our innovative and award-winning compliance analytics solution. It works to aggregate, standardize and visualize multiple company systems to identify, detect and prevent fraud and corruption within our operations. It applies machine learning to improve models and optimize performance. In 2019, we significantly increased the adoption of BrewRIGHT in our Zones. Each Zone reviewed thousands of transactions to improve the machine learning models of the platform. An agile working model helped to accelerate the development and improvement of several BrewRIGHT dashboards. The capabilities of BrewRIGHT have expanded with the integration of machine learning and improved algorithms from rule-based tests, driving transparency and providing a platform to support proactive usage by internal stakeholders, collaboration and behavior. These expanded capabilities have allowed our Ethics & Compliance team to work in a more agile style, improving efficiencies and engagement. Moving forward, a key challenge will be to make BrewRIGHT real-time predictive, which tests on our machine learning model. In 2019, the BrewRIGHT Antitrust rollout included the trial of a dashboard which displays antitrust risks across all of our markets in real time, enhancing conventional audit tools such as interviews and document reviews. The system simulates thousands of hours of legal and economic review across systems to assess information about commercial activity fed into the system and prioritizes activity that warrants the most compliance scrutiny. The data analytics not only rank which trends to focus on but assign a risk score to each identified risk pattern, for a holistic view of the company’s overall antitrust risk. BrewRIGHT Antitrust analytics was shortlisted for two awards at the FT Innovative Lawyers Awards Europe 2019. Revamping our policies    In 2019, we overhauled some of our policies in order to bring additional clarity to our rules and drive more transparency across our operations. For example, the Anti-Corruption Policy states we have zero tolerance towards bribery and corrupt conduct in any form. This policy prohibits both active and passive bribery and other corrupt payments in both the public and commercial sectors. It supplements the general provisions set out in the Company’s Code of Business Conduct and is designed to help colleagues comply with the US Foreign Corrupt Practices Act, the UK Bribery Act, other applicable laws against bribery and corruption as well as various government conflict of interest and public disclosure laws. Improving our training approach We strive for effective communication in elevating awareness of ethics and compliance issues, including anti-bribery, anti-corruption, anti-harassment and discrimination, conflicts of interests, antitrust, and digital ethics. To this end, we used digital innovation to make training more productive and enjoyable by transitioning our training approach from a slide deck presentation to interactive animations that portray possible scenarios based on real life cases. The online training was supplemented with live sessions and internal communications. Additionally, we leveraged our partnerships with universities and antitrust experts to pilot our Antitrust Academy with teams in certain zones. We look forward to further expanding its coverage. Focusing on digital ethics In 2019, we continued to revise our digital ethics and data privacy strategies and agenda with a cross-functional approach in order to ensure it moves along with our digital transformation.

REPORT SCOPE Report scope The Sustainability section of the 2019 Annual Report provides information about the progress towards our 2025 Sustainability Goals launched in March of 2018. Together with our corporate website, they provide an update of Anheuser-Busch InBev’s performance on key metrics during the 2019 calendar year. This chapter, along with the sections on Smart Drinking & Road Safety, Dream-People-Culture (including D&I), Better World, Community Engagement, Workplace Safety and the Business Ethics Description on page 53, as well as the risks on environmental, social, personnel, human rights and anti-bribery matters that are described in the Risks and Uncertainties section of the Management Report section of the 2019 Annual Report, have been established in accordance with the law of September 3, 2017 implementing Directive 2014/95/EU of October 22, 2014 amending Directive 2013/34/ EU regarding disclosure of non- financial and diversity information by certain large undertakings and groups. Together, they form the non- financial statement required under the referred law and include an overview of our environmental, social and personnel related matters, as well as human rights and anti-bribery matters. Some of the SDGs in relation to our goals refer to Improved Healthcare, Clean Water and Sanitation, Renewable Energy, Reducing Waste generation, Reduction of GHG Emissions and energy consumption, among others. Alongside our environmental sustainability, information on Smart Drinking and Road Safety, Workplace Safety, and Business Ethics can be found on pages 39, 40, 41, 52 and 53 of this report. Additional information on volunteering and disaster response is also included in this report (page 42). These sections are intended to provide updates to stakeholders, including investors, employees, governments, NGOs, costumers, and consumers in countries where we operate in. AB InBev prepared the 2019 report (these chapters and website) using the Global Reporting Initiative’s (GRI) Standards as a guide. To help determine the content developed, a materiality assessment was conducted, which For more information on our materiality assessment, including Boundary Analysis Table, and GRI Index for this year’s report can be found at www.ab-inbev.com. helped identify the key issues that are of most importance to our stakeholders and our company. For more information on our materiality assessment, including Boundary Analysis Table, and GRI Index for this year’s report can be found at www.ab-inbev.com. Our 2025 Sustainability Goals and overall sustainability agenda aligns with several of the UN Sustainable Development Goals (SDGs) established by the United Nations in 2015. Activities throughout our operations and supply chain are aligned to the metrics that are considered the most material to our business and critical to our stakeholders. We are focused on areas where we can make the most significant positive impact. The data and stories presented on this report were gathered and verified with the assistance of content owners across all functions and geographic zones. AB InBev has established processes to ensure accurate and consistent reporting of Smart Drinking and Safety, 2025 Sustainability Goals, and Safety performance data, as well as key performance indicators. In the Assurance Report of the Independent Auditor (page 56), and in key places along the report, we have identified which metrics have been externally assured by KPMG. Financial information included has also been audited by Pricewater-houseCoopers (PwC). Environmental data from newly acquired operations are excluded from the running cycle. These facilities will be included in future reporting. Safety data is immediately tracked and monitored for all sites and included unless otherwise stated in text or footnotes. For all environmental and safety data, divestitures and closures are removed from the scope for the reporting year, but prior years are not adjusted.

AB INBEV ANNUAL REPORT 2019 Global goals on water, energy purchased, and greenhouse gas emissions presented in this section, as well as key performance indicators such as energy usage, include AB InBev’s wholly- owned operations unless stated otherwise in text or footnotes. Energy usage and purchased excludes the energy exported to third parties and certain projects under construction. The excluded energy use and purchase does not reflect the amount of energy used in our beer brewing processes. For recycled content calculation, a weighted average of recycled content is calculated based on purchases for each supplier and recycled content in the material. Data on recycled content percentage is provided by suppliers and tracked on a regular basis. Packaging purchases are derived from AB InBev’s owned procurement system. Recycled content percentages are obtained from our suppliers. In 2019 we started with suppliers audits to assess reliability of the provided data. In the following years, we will enhance the number of supplier audits to guarantee reliability of the data. In the scope of our reported Sustainability goals, both our beverage and vertical operations are included in addition to our Scope 3 emissions regarding information beyond our operations and that impact our supply chain with exception of the KPIs on energy and water usage and the KPI on Scope 1+2 emissions per hectoliter of production (in kg CO /hl)”, as the relative 2 KPI regarding scope 1 and 2 emissions also excludes vertical operations. For our beverage and vertical operations, including malting and packaging facilities use our Voyager Plant Optimization (VPO) global management system. This data is reported annually to the Carbon Disclosure Project (CDP). Specific data tables contain footnotes for additional data. Scope 3 emissions are estimated values based on a mix of own and third party data and total percentage follows the Science Based Target Initiative, where at least 66% of emissions are to be included in target scope. Approximately 50% of Scope 3 data is own data and data provided by suppliers via the Carbon Disclosure Project (CDP). CDP data is used to calculate supplier-based emissions of raw and packaging materials used in the manu- facturing of beer. A hybrid approach, that has been validated by the Science Based Target Initiative and the Carbon Disclosure Project is used, which entails a mix of own data, supplier data, and market estimates. Scope 3 includes the following out of the 15 categories: Purchased Goods and Services, Upstream and Downstream Distribution, Use of Product (Product Cooling including on and off premise but excluding home cooling), and End of Life. Categories excluded include: Capital Goods, Waste generated in operations (more than 98% of waste generated is recycled), Business Travel, Employee Commuting, Upstream and Downstream leased assets, Processing of sold products, Franchises, Investments. These categories represent approximately less than 20% of total Scope 3 emissions. This report contains forward-looking statements regarding estimations into the future. These generally include words and/ or phrases such as “will likely result”, “aims to”, “will continue”, “Is anticipated”, “it is estimated”, “anticipate”, “estimate”, “project”, “result”, “is predicted”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential”, or other similar expressions. These statements are subject to uncertainties. Actual results may differ from those stated in this report due to, but not limited, impact to climate change, water stress, financial distress, negative publicity, our availability to hire and/or retain the best talent, emerging regulations, and reputation of our brands, the ability to make acquisitions and/or divest divisions, access to capital, volatility in the stock market, exposure to litigation, and other associated risks not mentioned as well as risks identified in our Form-20 led with the US Securities and Exchange Commission. Additional information about AB InBev’s climate and water risks, management and performance of such is available through CDP.

ASSURANCE REPORT of Limited the Independent Assurance Auditor Report To the readers of the Anheuser-Bush InBev 2019 Annual Report Introduction We were engaged to provide limited assurance on the following information in the Anheuser-Busch InBev 2019 Annual Report (hereafter ‘the Selected Information’) of Anheuser-Busch InBev SA/NV (hereafter ‘AB InBev’) based in Leuven, Belgium: Water Use by Hectoliter of Production and Total Water Use (page 37) Total Energy purchased and Energy purchased per Hectoliter of Production (page 37) Percentage of purchased electricity from renewable sources (page 37) Total Direct and Indirect GHG Emissions and GHG Emissions per Hectoliter of Production (page 37) Total GHG Emissions (Scope 1, 2 and 3 Emissions) and total GHG Emissions (scope 1, 2 and 3 Emissions) per Hectoliter of Production (page 37) Percentage of returnable primary packaging (page 37) Percentage of recycled content in primary packaging (page 37) Lost Time Injuries (LTI) – Supply Employees (own), Second Tier and Sales Employees (page 52) Total Recordable Injuries (TRI) – Supply Employees (own) (page 52) Fatalities (page 52) The information reviewed as part of our limited assurance engagement has been indicated throughout the 2019 Annual Report with the symbol ‘â’¶’. Conclusion Based on our procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Selected Information is not prepared, in all material respects, in accordance with the applied reporting criteria as disclosed in the section ‘Report Scope’ on page 54 in the 2019 Annual Report.    Basis for our conclusion We have performed our review on the Selected Information in accordance with the International Standard on Assurance Engagements (ISAE) 3000: “Assurance Engagements other than Audits or Reviews of Historical Financial Information”, issued by the International Auditing and Assurance Standards Board. This review engagement is aimed at obtaining a limited level of assurance. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the review of the Selected Information’ of our report. Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Scope of the group review AB InBev is the parent company of a group of entities. The Selected Information incorporates the consolidated information of this group of entities as disclosed in the section ‘Report Scope’ on page 54 in the 2019 Annual Report. Our group review procedures consisted of both review procedures at corporate (consolidated) level and at site level. Our selection of sites in scope of our review procedures is primarily based on the site’s individual contribution to the consolidated information. Furthermore, our selection of sites considered relevant reporting risks and geographical spread. By performing our procedures at site level, together with additional procedures at corporate level, we have been able to obtain sufficient and appropriate evidence about the group’s reported information to provide a basis for our conclusion on the Selected Information. Responsibilities of the Board of Directors for the Selected Information The Board of Directors of AB InBev is responsible for the preparation of the Selected Information in accordance with the applied reporting criteria as described in the section ‘Report Scope’ on page 54 in the 2019 Annual Report, including the identification of stakeholders and the definition of material matters. The choices made by the Board of Directors of AB InBev regarding the scope of the information in the 2019 Annual Report and the reporting policy are summarized in the section ‘Report Scope’ on page 54 in the 2019 Annual Report. The Board of Directors is also responsible for such internal control as the Board of Directors determines is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error.

AB INBEV ANNUAL REPORT 2019 Our responsibilities for the review of the Selected Information Our responsibility is to carry out a limited assurance engagement and to express a conclusion based on the work performed. We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. That Standard requires that we plan and perform the engagement to obtain limited assurance about whether the Selected Information is free from material misstatement. Procedures performed in an assurance engagement to obtain a limited level of assurance are aimed to determine the plausibility of information and are less extensive than a reasonable assurance engagement. The level of assurance obtained in limited assurance engagements is therefore substantially less than the level of assurance obtained in a reasonable assurance engagements. Misstatements can arise from fraud or errors and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the Selected Information. The materiality affects the nature, timing and extent of our review procedures and the evaluation of the effect of identified misstatements on our conclusion. We apply the International Standard on Quality Control 1 and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. We have exercised professional judgement and have maintained professional scepticism throughout the review, in accordance with the International Standard on Assurance Engagements (ISAE) 3000, ethical requirements and independence requirements. Procedures performed Our limited assurance engagement on the Selected Information consists of making inquiries, primarily of persons responsible for the preparation of the Selected Information, and applying analytical and other evidence gathering procedures, as appropriate. These procedures included, among others: Identifying areas of the Selected Information where material misstatements are likely to arise, designing and performing limited assurance procedures responsive to those areas, and obtaining assurance evidence that is sufficient and appropriate to provide a basis for our conclusion; Developing an understanding of internal control relevant to the limited assurance engagement in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of the company’s internal control; Evaluating the appropriateness of the reporting criteria used and their consistent application, including the reasonableness of estimates made by management and related disclosures to the Selected information; Interviewing relevant staff responsible for providing the information for, carrying out internal control procedures on the Selected Information and consolidating the data in the 2019 Annual Report; Visits to seven production sites in South-Africa, Brazil (two sites), China, Russia, the United States of America and Peru aimed at, on a local level, validating source data and evaluating the design and implementation of internal control and validation procedures; Reviewing relevant internal and external documentation, on a limited test basis, in order to determine the reliability of the Selected Information; Preliminary and final analytical review procedures to confirm our understanding of trends in the Selected Information at site and corporate level. Antwerp, 27 February 2020 KPMG Bedrijfsrevisoren CVBA Mike Boonen Partner

AB INBEV ANNUAL REPORT 2019 Corporate Statement Governance Contents Introduction 59 The Board of directors 61 Chief Executive Officer and Executive Management 67 Senior Leadership Team 68 Internal control and risk management systems 70 Shareholders’ structure 72 Items to be disclosed pursuant to article 34 of the Belgian Royal Decree of 14 November 2007 74 Remuneration 78

CORPORATE GOVERNANCE STATEMENT 1. Introduction 1.1. The Belgian Code on Corporate Governance The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated. Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADS’s”) listed on the New York Stock Exchange. As a Belgian company with primary listing on Euronext Brussels, Anheuser-Busch InBev adhered in 2019 to the principles and provisions of the Belgian Corporate Governance Code, published in March 2009 (www.corporategovernancecommittee.be) (“the 2009 Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADS’s listed in New York. In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2019 from the following principles of the 2009 Corporate Governance Code: Principle 5.3./1 (Appendix D) of the 2009 Corporate Governance Code: “the Board should set up a nomination committee composed of a majority of independent non-executive directors”: The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the Code’s aim. Principle 7.7. of the 2009 Corporate Governance Code: “Non-executive directors should not be entitled to performance-related remuneration such as bonuses, stock-related, long-term incentive schemes, fringe benefits or pension benefits”: The remuneration of the Board members in 2019 was composed of a fixed fee and a number of restricted stock units corresponding to a fixed monetary value, which makes it simple, transparent and easy for shareholders to understand.    The company’s long-term incentive plan for directors deviated from the 2009 Corporate Governance Code in 2019 as it provided for share-based payments to non-executive directors. The successful strategy and sustainable development of the company for over a decade demonstrates that the compensation of directors, which included a number of restricted stock units corresponding to a fixed monetary value, does ensure that the independence of the Board members in their role of guidance and control of the company is preserved, and that the directors’ interests remain fully aligned with the long-term interests of the shareholders. In particular, the vesting period of 5 years should foster a sustainable and long-term commitment to pursue the company’s best interests. The annual award of restricted stock units was approved by the annual shareholders’ meeting in April 2019 and replaced the grant of stock options to which the Directors previously were entitled. This shift from stock options to restricted stock units is aligned with the recommendation of the 2020 Belgian Corporate Governance Code which favors compensation of non-executive board members in shares.    As from 1 January 2020, AB InBev adheres to the 2020 Belgian Corporate Governance Code. Any deviation to such code will be reported in the 2020 Corporate Governance Statement. 1.2. New York Stock Exchange Listing Further to the New York Stock Exchange listing of American Depositary Shares (“ADS’s”) representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance. 1.3. Specific Corporate Governance initiatives 1.3.1. Fostering ethical conduct The Board of Directors of AB InBev encourages management to promote, adhere to and maintain the highest standards of ethical behavior and transparency. Therefore, ethical rules have been established and are reinforced by internal codes and policies. This fosters responsible business conduct by all employees. AB InBev’s Code of Business Conduct sets out the ethical standards to which all employees are expected to adhere. It requires employees to comply with all laws, to disclose any relevant conflicts of interests, to act at all times in the best interests of the company and to conduct all their dealings in an honest and ethical manner. The Code of Business Conduct also covers the confidentiality of information, limits on the acceptance of gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct is supplemented by several other policies, including the Global Anti-Corruption, Anti-Harassment, Human Rights and Conflict of Interest Policies which define employees’ responsibilities and expected behavior, and provide governance for interactions with third parties. For example, the Global Anti-Corruption Policy states clearly that AB InBev’s employees are strictly prohibited from, either directly or indirectly, offering, promising, authorizing or giving anything of value to any individual with the aim of improperly obtaining or retaining business or influencing business or governmental decision-making in connection with AB InBev’s commercial activities. AB InBev has also implemented a data privacy compliance program. In line with this commitment to integrity, AB InBev has implemented a whistle-blowing system by means of a Compliance Helpline that provides employees with simple and secure ways to confidentially and, if so desired, anonymously, report activities that violate the Code of Business Conduct based on a clear policy and applicable legislation.

AB INBEV ANNUAL REPORT 2019 1.3.2. Demonstrating commitment to shareholder communication AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html).    AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to ensure that there is full, consistent and timely disclosure of company activities. 1.3.3. Upholding shareholder rights Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab-inbev.com/investors/corporate-governance/shareholder-meetings.html). 1.3.4. Preventing the abuse of inside information The company’s Code of Dealing is applicable to all members of the Board of Directors and to all employees. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to an announcement of financial results or leading up to price-sensitive events or decisions. The Code of Dealing prohibits dealing in the company’s securities during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, the members of the Board of Directors and members of senior management must obtain clearance from a Clearance Committee. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program.    In accordance with EU Regulation 596/2014 on market abuse (MAR), the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (“ExCom”) and (ii) members of the Board of Directors notify their trades (above a 5,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. 1.3.5. Corporate Social Responsibility    AB InBev’s Dream is bringing people together for a better world. Corporate Social Responsibility and sustainability are central to the company’s culture and embedded in the way it does business. We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond.    In accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), which implement Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, AB InBev has included in this Annual Report a non-financial statement reporting on corporate social responsibility matters. 1.3.6. Diversity    The company strives to make AB InBev a community where everyone is included and respected. The company believes that a diverse team improves the quality of decision-making, and ultimately improves overall performance.    Diversity and inclusion is a global priority for AB InBev’s Senior Leadership Team, as they are important enablers of the success of the company and its people. The company believes that its greatest strength is its diverse team of people and that its people deserve to feel comfortable being their authentic selves at work every day, regardless of gender, ethnicity, sexual orientation or other characteristics that make our colleagues unique. A diverse and inclusive workforce enables the company to better understand its equally diverse consumers and stakeholders. This has resulted in AB InBev’s decision to launch a new Global Diversity & Inclusion policy in November 2018 as part of the company’s Global Code of Business Conduct. The Global Diversity & Inclusion policy provides additional guidelines for cultivating and maintaining a diverse and inclusive culture. In addition, we launched our first Global Parental Standard in 2018 and updated our Global Policies on Anti-Harassment, Anti-Discrimination and Human Rights in 2019, which also contribute to a more diverse and inclusive environment. While all of the company’s geographic zones are covered under the global policy, in order to acknowledge that there is no one-size-fits-all approach to diversity and inclusion, each of the zones has the flexibility to adapt the policy locally to include more information relevant to their local markets. In line with its culture, AB InBev is committed to track progress on diversity and inclusion. We measure colleague sentiment about diversity and inclusion in the company’s annual engagement survey. AB InBev is proud to have an employee base of over 100 nationalities across the business, with 30 nationalities represented on the Senior Leadership Team (SLT) and the senior management level below. There is one woman out of 17 members on the SLT (compared to zero last year) and a slight increase in women in the senior management level below. AB InBev continues working on further improving all aspects of diversity of its senior management team, with a focus on building a diverse talent pipeline, considering the respective skills, education, experience and background. Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background. The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the respective skills, education, experience and background. Currently, five out of 15 Board members are women (compared to two out of 15 last year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements.

CORPORATE GOVERNANCE STATEMENT 2. The Board of Directors    2.1. Structure and composition The Board of Directors currently consists of 15 members, all of whom are non-executives.    The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser-Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors. Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment. The appointment and renewal of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting.    Pursuant to the Articles of Association, the Board is composed as follows: • three directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and • so long as the Stichting Anheuser-Busch InBev (the “Reference Shareholder”) and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, nine directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors’ Affiliates; and • so long as the holders of Restricted Shares (the “Restricted Shareholders”) (together with their Affiliates, any of their respective Successors and/or Successors’ Affiliates) own in aggregate: o more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a “Restricted Share Director”); o more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed; o more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and o 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed. The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining directors’ nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association. The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members.    According to the Belgian Companies Code, at least one third of the directors will have to be women. As a newly listed company having securities admitted to trade on Euronext Brussels on 11 October 2016, AB InBev will need to comply with this gender diversity requirement as from 1 January 2022. The company is currently already compliant with the requirement. Following the appointment of Ms. Sabine Chalmers, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira as Board members by the annual shareholders’ meeting of 24 April 2019, the number of women on our Board increased from two to five members (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.    At the annual shareholders’ meeting held on 24 April 2019, the mandate of Mr. Olivier Goudet, independent director and Chairperson of the Board, and the mandates of Messrs. Stéfan Descheemaeker, Alexandre Behring and Carlos Sicupira ended. Ms. Xiaozhi Liu was appointed as a new independent director for a term of 4 years. Likewise, Ms. Sabine Chalmers, Mr. Claudio Garcia and Ms. Cecilia Sicupira were appointed as new members of the Board upon proposal of the AB InBev Reference Shareholder for a term of 4 years. Mr. Martin J. Barrington succeeded to Mr. Goudet as Chairperson of the Board.    In addition, the mandates of all three Restricted Share Directors, i.e. Messrs. Martin J. Barrington, William F. Gifford and Alejandro Santo Domingo, ended at the annual shareholders’ meeting in April 2019. In accordance with article 19.4 (b) of our Articles of Association, their mandates were renewed for a one year term ending at the upcoming annual shareholders’ meeting to be held on 29 April 2020.

AB INBEV ANNUAL REPORT 2019

The composition of Anheuser-Busch InBev's Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors				
Xiaozhi Liu	°1956, German	Non-Executive Independent director	2019	2023
Michele Burns	°1958, American	Non-Executive Independent director	2016	2020
Elio Leoni Sceti	°1966, Italian	Non-Executive Independent director	2016	2020
Directors upon proposal of the AB InBev Reference Shareholder				
Maria Asuncion Aramburuzabala	°1963, Mexican	Non-Executive, Non-Independent director	2018	2020
Paul Cornet de Ways Ruart	°1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2018	2020
Sabine Chalmers	°1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2019	2023
Grégoire de Spoelberch	°1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2018	2020
Alexandre Van Damme	°1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2018	2020
Claudio Garcia	°1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Paulo Lemann	°1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2018	2020
Cecilia Sicupira	°1981, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2019	2023
Marcel Herrmann Telles	°1950, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2018	2020
Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)				
Martin J. Barrington	°1953, American	Non-Executive director, nominated by Altria	2019	2020
William F. Gifford	°1970, American	Non-Executive director, nominated by Altria	2019	2020
Alejandro Santo Domingo	°1977, Colombian	Non-Executive director, nominated by Bevco	2019	2020

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently the chairperson of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios and El Universal, Compañía Periodística Nacional and is an Advisory Board member of ITAM School of Business.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor's Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor's Degree in Business Administration and a Master's Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Compensation Committee, Cisco Systems, where she chairs the Finance Committee, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

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CORPORATE GOVERNANCE STATEMENT Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a bachelor’s degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel of BT Group plc and serves on the Board of Directors and Audit & Finance Committee of Coty Inc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer & Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions. Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.    Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for Inbev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City. Mr. Gifford is a representative of the Restricted Shareholders. Born in the United States in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Vice Chairman and Chief Financial Officer of Altria Group. In this role, he is responsible for overseeing Altria’s core tobacco businesses, the sales and distribution business and the Finance and Procurement Functions. He also oversees the financial services business of Philip Morris Capital Corporation. Prior to his current position, Mr. Gifford was Senior Vice President, Strategy & Business Development. Since joining Philip Morris USA in 1994, he has served in numerous leadership roles in Finance, Marketing Information & Consumer Research and as President and Chief Executive Officer of Philip Morris USA. Prior to that, he was Vice President and Treasurer for Altria where he led various functions including Risk Management, Treasury Management, Benefits Investments, Corporate Finance and Corporate Financial Planning & Analysis. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.    Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lojas Americanas, Lemann Foundation and Lone Pine Capital.    Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter & Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut. Elio’s roles in the non-profit space include being a Trustee and Counsellor at One Young World (young leaders from over 190 countries), and an advisor UK board member at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group—whose brands are Birds Eye, Findus & Iglo—until May 2015, when the company was sold to Nomad Foods; Global CEO of EMI Music from 2008 to 2010; and—prior to EMI—an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.    Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv (NYSE) and Johnson Matthey Plc. Previously, she held various senior executive positions, including Chairman & CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales & Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG (SGX) from 2009 to 2011 and an independent director of Fuyao Glass Group (SSE) from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing & sales, mergers & acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a master’s degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a bachelor’s degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.

AB INBEV ANNUAL REPORT 2019 Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a director of JDE (Jacobs Douwe Egberts), ContourGlobal plc, LifeTime, Inc., Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Board of Trustees of The Metropolitan Museum of Art, a member of the Board of Channel Thirteen/WNET (PBS), a member of the Board of DKMS, a foundation dedicated to finding donors for leukemia patients, and he is a member of the Board of Fundacion Pies Descalzos. He is a member of Harvard University’s Global Advisory Council (GAC) Mr. Santo Domingo is a member of the Board of Trustees of the Mount Sinai Health System.    Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a bachelor’s degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira currently serves on the board of Lojas Americanas S.A (BOVESPA: LAME4), where she is member of the Finance and People Committees, and of Ambev S.A (BOVESPA: ABEV3). She previously served on the board of Restaurant Brands International (NYSE: QSR) and of São Carlos Empreendimentos S.A. (BOVESPA: SCAR3). Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments. Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.    Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and was a member of the Board of Directors of Ambev. He served as member of the Board of Directors of H.J. Heinz Company and the Kraft Heinz Company and now serves as member of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a nonprofit organization that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.    Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and the Kraft Heinz Company.

CORPORATE GOVERNANCE STATEMENT

2.2. Functioning

In 2019, the Board of Anheuser-Busch InBev held 10 meetings. Several of the meetings were held in the geographical Zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical Zone and market. These briefings included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. Several of these visits also provided the Board members with the opportunity to meet with employees, trainees, consumers, customers and other stakeholders.

Major Board agenda items included the long-range plan; achievement of targets; sales figures and brand health; reporting and budget; consolidated results; strategic direction; culture and people, including diversity & inclusion and management succession planning; new and ongoing investment; capital market transactions; financial profile; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability as well as discussions on governance and Board succession planning. The average attendance rate at Board meetings in 2019 was 97%.

In 2019, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	Nomination Committee	Finance Committee	Remuneration Committee
Maria Asuncion Aramburuzabala				
Martin J. Barrington	Member	Member		
Michele Burns	**Chair**		Member	Member
Sabine Chalmers				
Paul Cornet de Ways Ruart		Member		
Grégoire de Spoelberch			Member	
Claudio Garcia		Member		
William F. Gifford			Member	
Paulo Lemann			Member	
Xiaozhi Liu	Member			
Alejandro Santo Domingo				
Elio Leoni Sceti	Member			Member
Cecilia Sicupira			Member	
Marcel Herrmann Telles		**Chair**		**Chair**
Alexandre Van Damme		Member	**Chair**	

Audit Committee

In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non-executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns has extensive experience in accounting and audit matters. Reference is made to section 2.1 for a short biography and an overview of her qualifications and experience.

A majority of the voting members of the Audit Committee are independent directors as defined in the company's Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended.

In 2019, the Audit Committee met nine times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company's Compliance Program. Obligations under Sarbanes Oxley, the review of the independence and appointment of the external auditor and a quarterly status of significant litigation were some of the other important topics on the agenda of the Committee. The members of the Committee attended all meetings except for Ms. Michele Burns who was absent at one meeting.

Finance Committee

The Finance Committee met four times in 2019. Committee discussions included treasury updates and overall risk management strategy including but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions and dividends. The members of the Committee attended all meetings except for Ms. Michele Burns who was absent at one meeting.

Nomination Committee

The Nomination Committee's principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders' meeting.

The Nomination Committee met three times in 2019. Discussions included the nomination of directors for appointment or renewal, management targets, the global management trainee program and succession planning for key executive functions. The members of the Committee attended all meetings.

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AB INBEV ANNUAL REPORT 2019 Remuneration Committee In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms Michele Burns and Mr Elio Leoni Sceti, qualify as independent directors under Belgian law. The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and members of the ExCom and members of the SLT.    The Remuneration Committee met five times in 2019. Discussions included achievement of targets, Executive and Board compensation, Executive shares, restricted stock units and options schemes, Long Term Incentive grants to directors, new compensation models and special incentives. The members of the Committee attended all meetings except for Ms. Michele Burns who was absent at one meeting.    2.3. Evaluation of the Board and its committees    For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The evaluation constitutes a separate agenda item for a physical meeting of the Board. Discussions take place in executive session in the absence of management. A third party may act as facilitator. As part of this evaluation process, each director is requested to comment on and evaluate the following topics: • effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre-read, etc.); • the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company). • effectiveness of oversight of management and interaction with management; • composition and size of the Board and committees. Examples of relevant criteria that are considered include: o director independence: an affirmative determination as to the independence in accordance with the independence criteria published in the Corporate Governance Charter. o other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities. o disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted. o skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance.    Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert. The evaluation of the Audit Committee is a re-occurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board.    2.4. Certain transactions and other contractual relationships    There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies code.    The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose.

CORPORATE GOVERNANCE STATEMENT 3. Chief Executive Officer and Executive Management The Chief Executive Officer (CEO) is entrusted by the Board with responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial & Technology Officer, the Chief People & Transformation Officer and the Chief Legal & Corporate Affairs Officer. The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board. As per 1 January 2020, our Executive Committee consisted of the following members (1) (2):    Carlos Brito CEO David Almeida Chief People & Transformation Officer Felipe Dutra Chief Financial & Technology Officer John Blood Chief Legal & Corporate Affairs Officer and Corporate Secretary    (1) David Kamenetzky, former Chief Strategy & External Affairs Officer, was a member of the ExCom until 30 June 2019. (2) David Almeida, Chief People & Transformation Officer, became a member of the ExCom on 1 July 2019. The company announced on 6 February 2020 that, with effect as from 29 April 2020, Fernando Tennenbaum will succeed Felipe Dutra as the company’s Chief Financial Officer and member of the ExCom, It was also announced that David Almeida will become Chief Strategy & Technology Officer with effect as from 29 April 2020. David Almeida will continue to be a member of the ExCom. Accordingly, as of 29 April 2020, the Executive Committee will be comprised of the Chief Executive Officer, Carlos Brito, the Chief Financial Officer, Fernando Tennenbaum, the Chief Strategy & Technology Officer, David Almeida, and the Chief Legal & Corporate Affairs Officer, John Blood.

AB INBEV ANNUAL REPORT 2019

4. Senior Leadership Team

The Senior Leadership Team ("**SLT**") was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone Presidents, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report into the Board of Directors of Ambev and Bud APAC respectively.

The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2020, our Senior Leadership Team consisted of the following members (1):

Carlos Brito – CEO

Members of the ExCom (other than the CEO)		Zone presidents	
David Almeida	Chief People & Transformation Officer	**Jan Craps**	Asia Pacific (APAC)
John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	**Michel Doukeris**	North America
Felipe Dutra	Chief Financial & Technology Officer	**Jean Jereissati**	South America
Other Functional Chiefs		**Carlos Lisboa**	Middle Americas
Katherine M. Barrett	General Counsel	**Ricardo Moreira**	Africa
Pedro Earp	Chief Marketing & ZX Ventures Officer	**Jason Warner**	Europe
Lucas Herscovici	Chief Non-Alcohol Beverages Officer		
Peter Kraemer	Chief Supply Officer		
Tony Milikin	Chief Sustainability & Procurement Officer		
Pablo Panizza	Chief Owned-Retail Officer		
Ricardo Tadeu	Chief Sales Officer		

(1) The company announced on 6 February 2020 that, with effect as from 29 April 2020, (i) Fernando Tennenbaum will succeed Felipe Dutra as the company's Chief Financial Officer, (ii) David Almeida will become Chief Strategy & Technology Officer, and (iii) Nelson Jamel will become the company's Chief People Officer.

Carlos Brito is AB InBev's CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined Ambev in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

David Almeida is AB InBev's Chief People & Transformation Officer. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor's Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev's head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is AB InBev's General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a bachelor's degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is AB InBev's Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor's degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev's General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo's North American business and was in private practice at a law firm in New York City before that.

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CORPORATE GOVERNANCE STATEMENT Jan Craps is AB InBev’s Zone President Asia Pacific since 1 January 2019 and CEO and Executive Director of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South. Michel Doukeris is AB InBev’s Zone President North America since 1 January 2018. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined Ambev in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and Zone President, Asia Pacific in January 2013. In January 2017, Mr. Doukeris became Chief Sales Officer. Felipe Dutra is AB InBev’s Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors. Pedro Earp is AB InBev’s Chief Marketing & ZX Ventures Officer since 1 January 2019. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined Ambev in 2000 as a Global Management Trainee in the Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015 and held such role until 31 December 2018. Lucas Herscovici is AB InBev’s Chief Non-Alcohol Beverages Officer since 1 January 2019. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Lucas joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. After working in Argentina in several commercial roles, he became head of innovation for global brands and later Global Marketing Director of Stella Artois in 2008. In 2011 he was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. In 2012, he joined the North America Zone to become VP Digital Marketing and in 2014 he was appointed VP Consumer Connections for USA. In 2017, he was appointed Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until 31 December 2018.    Jean Jereissati Neto is AB InBev’s Zone President South America and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr Jereissati held the role of Business Unit President for Brazil.    Peter Kraemer is AB InBev’s Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s degree in Business Administration from St. Louis University. He joined Anheuser-Busch 30 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016. Carlos Lisboa is AB InBev’s Zone President Middle Americas since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018. Tony Milikin is AB InBev’s Chief Procurement and Sustainability Officer. Mr. Milikin joined AB InBev in May, 2009 and is globally responsible for Procurement, Sustainability, Vertical Operations and Value Creation. Born in 1961, Mr. Milikin is a U.S. citizen. He is responsible for $35B+ in purchases and working capital annually. Mr. Milikin manages our Vertical Operations consisting of 70+ facilities and over 8,000 employees and is a strategic partner to our Supply Organization. AB InBev’s Value Creation uses circular economy opportunities to create businesses from our waste and underutilized assets. Mr. Milikin holds an undergraduate Finance Degree from the University of Florida and an MBA from Texas Christian University. Mr. Milikin joined AB InBev from MWV, where he was Senior Vice President, Supply Chain and Chief Purchasing Officer. Prior to joining MWV, he held various purchasing, transportation and supply positions with increasing responsibilities at Monsanto and Alcon Laboratories. Ricardo Moreira is AB InBev’s Zone President Africa since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialisation in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organisations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organisations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.

AB INBEV ANNUAL REPORT 2019 Pablo Panizza is AB InBev’s Chief Owned-Retail Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from Universidad de Buenos Aires. Mr. Panizza manages our Direct to Consumer business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in South America Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay. Ricardo Tadeu is AB InBev’s Chief Sales Officer since 1 January 2019. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Combination in 2016. Mr. Tadeu held the role as Zone President Africa until 31 December 2018. Jason Warner is AB InBev’s Zone President Europe since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiserâ ¯and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé. 5. Internal Control and Risk Management Systems    The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite. Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure. The company’s major risk factors and uncertainties are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report. The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The internal control system is based upon COSO’s Internal Control– Integrated Framework of 2013 and its risk management system is based on COSO’s Enterprise Risk Management Framework of 2017. Financial reporting    The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the assessment of the relevant risks, the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2019. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2019, the company maintained effective internal control over financial reporting.     The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

CORPORATE GOVERNANCE STATEMENT In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in the Section and the rules implementing such act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission. Internal Audit    The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion.    Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to ensure corrective action has been taken. Compliance    AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy, which are available on the company’s website and intranet. The Ethics & Compliance Program further ensures compliance with applicable laws and regulations and the completion of a periodic certification by management of compliance with the Code of Business Conduct. A set of internal controls and a data analytics tool have been implemented and are periodically assessed at the Global and Local Compliance Committees and the Audit Committee. The Global Ethics & Compliance Committee, chaired by the company’s Global Vice President, Ethics & Compliance, assesses regulatory and ethical compliance risks for the company from a global perspective and provides strategic direction for the activities of the compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local compliance matters.    The Audit Committee reviews the operation of the Ethics & Compliance Program and the results of any compliance reviews or reports submitted through the company’s global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s business, including material notices to or inquiries received from governmental agencies.

AB INBEV ANNUAL REPORT 2019

6. Shareholders' structure

6.1. Shareholders' structure

The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2019 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 15 December 2019 for the purpose of updating the above information, and (iii) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares		
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the "**Reference Shareholder**")	663,074,832	33.84%
EPS Participations Sàrl, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	131,898,152	6.73%
EPS SA, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
BRC Sàrl, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	37,598,146	1.92%
Rayvax Société d'Investissements SA, a company incorporated under Belgian law	24,158	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated to Rayvax, its parent company	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, that controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, §2 of the Takeover Law	4,005,303	0.20%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, §2 of the Takeover Law	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law	259,000	0.01%
Holders of Restricted Shares		
Altria Group Inc. (2)	185,115,417	9.45%
Bevco Lux Sàrl (3)	96,862,718	4.94%

(1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,959,379,126). As at 31 December 2019, there were 2,019,241,973 shares in issue including 59,862,847 ordinary shares held in treasury by AB InBev and certain of its subsidiaries.

(2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016, implying an aggregate ownership of 10.08% based on the number of shares with voting rights as at 31 December 2019.

(3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.25% based on the number of shares with voting rights as at 31 December 2019.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13° of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings and (ii) notifications to the company made on a voluntary basis prior to 15 December 2019, in aggregate, 849,447,148 Ordinary Shares, representing 43.35% of the voting rights attached to the shares outstanding as of 31 December 2019 excluding treasury shares.

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CORPORATE GOVERNANCE STATEMENT 6.2. Shareholders’ arrangements Stichting Anheuser-Busch InBev (the “Reference Shareholder”) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SPRL with a social purpose, and (c) the largest holders of restricted shares in the company (the Restricted Shareholders). a. Reference Shareholder’s agreement In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 132 million shares held directly or indirectly by EPS and approximately 38 million shares held directly by BRC based on the most recent shareholding disclosure received by the company). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the “2016 Shareholders’ Agreement”). The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the “Shares”) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations.    The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates. Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors.    The 2016 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting to determine how the Shares held by the Reference Shareholder are to be voted. The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions. Pursuant to the 2016 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting nine candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Reference Shareholder board of directors. The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.    b. Voting agreement between the Reference Shareholder and the foundations In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any shareholders’ meetings to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034. c. Voting agreement between the Reference Shareholder and Restricted Shareholders On 8 October 2016, the Reference Shareholder and each holder of restricted shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: • the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company; • each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and • each Restricted Shareholder is required not to exercise the voting rights attached to their Ordinary Shares and Restricted Shares, as applicable, in favor of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association).

AB INBEV ANNUAL REPORT 2019 7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items: 7.1. Capital structure and authorizations granted to the Board The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the “Ordinary Shares”), except for 325,999,817 restricted shares (the “Restricted Shares”). Ordinary shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 26 April 2017, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 26 April 2017 (i.e. 2,019,241,973). This authorization has been granted for five years. It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital.    AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for 5 years from 28 September 2016. 7.2. Voting rights and transferability of shares and shareholders’ arrangements Voting rights, quorum and majority requirements Each share entitles the holder to one vote.    Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following: i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorised capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); ii. any authorisation to repurchase or dispose of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account) ; iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement. As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.

CORPORATE GOVERNANCE STATEMENT Transferability of shares Ordinary Shares are freely transferable. As far as Restricted Shares are concerned, no Restricted Shareholder is able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from 10 October 2016, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Conversion Voluntary conversion Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election (i) at any time after 10 October 2021, and (ii) in some limited other instances, including immediately prior to, but then solely for the purpose of facilitating, or at any time after entering into an agreement or arrangement to effect any permitted transfer, as set out in article 7.3.b (ii) of the Articles of Association of the company. Automatic conversion The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: i. upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; ii. immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or iii. upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. Shareholders arrangements    Please refer to section 6 above.    7.3. Significant agreements or securities of Anheuser-Busch InBev that may be impacted by a change of control on the company    1. USD 9,000,000,000 (originally USD 13,000,000,000) Senior Facilities Agreement In accordance with Article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev SA/NV (the “Company”) approved on 27 April 2010, (i) Clause 17 (Mandatory Prepayment) of the USD 13,000,000,000 Senior Facilities Agreement dated 26 February 2010 entered into by, amongst others, the Company and Anheuser-Busch InBev Worldwide Inc. as original borrowers, the original guarantors and original lenders listed therein, Bank of America Securities Limited, Banco Santander, S.A., Barclays Capital, Deutsche Bank AG, London Branch, Fortis Bank SA/NV, ING Bank NV, Intesa Sanpaolo S.P.A., J.P. Morgan PLC, Mizuho Corporate Bank, Ltd, The Royal Bank of Scotland plc, Société Générale Corporate and Investment Banking, and The Bank of Tokyo-Mitsubishi UFJ, LTD. as mandated lead arrangers and bookrunners and Fortis Bank SA/NV as agent and issuing bank (as amended and/or amended and restated from time to time) (the “2010 Senior Facilities Agreement”) and (ii) any other provision of the 2010 Senior Facilities Agreement granting rights to third parties which could affect the Company’s assets or could impose an obligation on the Company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the Company or on a “Change of Control” (as defined in the 2010 Senior Facilities Agreement). Pursuant to the 2010 Senior Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise” . Clause 17 of the 2010 Senior Facilities Agreement grants, in essence, to any lender under the 2010 Senior Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the 2010 Senior Facilities Agreement (and certain related documents).    The 2010 Senior Facilities Agreement was amended on 25 July 2011 and extended on 20 August 2013. It has been amended and restated on 28 August 2015 (the 2010 Senior Facilities Agreement as amended and restated being the “Amended and Restated 2010 Senior Facilities Agreement”) so as to increase the total commitments from USD 8,000,000,000 to USD 9,000,000,000 and to extend its term with 5 years from the date of its restatement with the possibility to extend the term by a further two years at the option of the Company. As a result of the amendment and restatement of the 2010 Senior Facilities Agreement, the shareholders’ meeting of the old Anheuser-Busch InBev of 27 April 2016 has approved, in accordance with Article 556 of the Belgian Companies Code, (i) Clause 17 (Mandatory

AB INBEV ANNUAL REPORT 2019 Prepayment) of the Amended and Restated 2010 Senior Facilities Agreement and (ii) any other provision of the Amended and Restated 2010 Senior Facilities Agreement granting rights to third parties which could affect the company’s assets or could impose an obligation on the Company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control”. The definition of the terms “Change of Control”, “acting in concert” and “Control” remained unchanged in the Amended and Restated 2010 Senior Facilities Agreement. The Amended and Restated 2010 Senior Facilities Agreement has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB. On 3 October 2017, the maturity date of the Amended and Restated 2010 Senior Facilities Agreement was extended to August 2022. As of 31 December 2019, no drawdowns were outstanding under the Amended and Restated 2010 Senior Facilities Agreement.    2. EMTN Program    In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade. The change of control provision above is included in the Final Terms of: • the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009; • the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014); • the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); • the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); • the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and • the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010. The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively. There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010.    As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put).    In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the “Notes”) to consider certain amendments to the terms and conditions applicable to those Notes (the “Participation Solicitation”). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev.    Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016. The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB.

CORPORATE GOVERNANCE STATEMENT 3. US Dollar Notes In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade. A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to: • the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”). A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: • the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 and USD 500,000,000 6.375 % Notes due 2040 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev.

AB INBEV ANNUAL REPORT 2019 The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB.    4. Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3. For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser-Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV). 8. Remuneration 8.1. Remuneration policy The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the Senior Leadership Team (SLT) are purely for information purposes. In relation to the financial years starting as from 1 January 2020, it applies subject to its approval by the annual shareholders’ meeting to be held on 29 April 2020. 8.1.1. Remuneration Committee The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the Chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee.    The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members. The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. It ensures that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also ensures the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. The compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the CEO and the other members of the ExCom and SLT. The Board approves the company and individual annual targets of the CEO and the members of the ExCom and SLT, and the Remuneration Committee assesses the target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT. The Remuneration Committee prepares the remuneration policy and the remuneration report.    In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification. The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter. As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so. In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board of Directors upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board of Directors. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting.    8.1.2. Remuneration policy of the directors a. Remuneration governance The Remuneration Committee recommends the remuneration for directors, including the Chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting.    In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses. The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration Committee.

CORPORATE GOVERNANCE STATEMENT b. Structure of the remuneration The remuneration of the directors consists of a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units (described below), which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees, and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company.    Former LTI stock option plan Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features: • an exercise price equal to the market price of the share at the time of granting; • a maximum lifetime of 10 years and an exercise period that starts after five years; and • the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director. This LTI stock option plan was replaced in 2019 with the RSU Plan described below. RSU Plan As from 2019, the share-based component of the directors’ remuneration is paid under the form of Restricted Stock Units. Under this plan, which was approved by the company’s annual shareholders’ meeting on 24 April 2019, the company may grant Restricted Stock Units corresponding to a fixed value in euro to the members of its Board, as part of the fixed remuneration for the exercise of their duties. The granting and vesting of the Restricted Stock Units are not subject to performance criteria. The RSU Plan therefore qualifies as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings).    Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code.    c. Other The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). The company does not provide pensions, medical benefits or other benefit programs to directors. 8.1.3. Remuneration policy of the ExCom    The company’s remuneration policy for executives is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at global levels. Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged. The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee.    All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set to foster a sustainable and long-term commitment to shareholder value creation. Criteria and objectives are reviewed by the Remuneration Committee and the Board to ensure they are aligned with the company’s business objective and strategic ambition.    The targets for each of the performance KPIs and business and personal objectives are set and assessed by the Board based on a predetermined performance matrix, upon recommendation of the Remuneration Committee. A weighted performance score is translated into a payout curve which has a threshold and a cap. The threshold is set at the minimum acceptable level of performance to trigger the performance part of the bonus. The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required (see sections 8.1.1 and 8.1.2 above). A. Components of executive remuneration Executive remuneration generally consists of (a) a fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentive stock options, (d) long-term Restricted Stock Units, (e) pension schemes and (f) other components.    a. Base salary To ensure alignment with market practice, executives’ base salaries are reviewed overall against benchmarks. These benchmarks are collected by internationally recognized compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of global peer companies (Peer Group) is used when available. The Peer Group currently includes, for example, Apple, Coca-Cola Company, Procter & Gamble, IBM, Oracle, Diageo and PepsiCo. The Peer Group may be revised from time to time by the Remuneration Committee, it being understood that the Peer Group will remain consistent with the company’s activities.

AB INBEV ANNUAL REPORT 2019 If Peer Group data are not available for a given role, Fortune 100 companies’ data are used.    Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the third quartile. b. Variable performance-related compensation – Share-based compensation plan Variable performance-related compensation is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance.    The target variable compensation is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of overachievement or other exceptional circumstances. The effective payout of variable compensation is directly correlated with performance; i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. Company and business unit targets focus on achieving a balance of top line growth and cash flow generation.    Below a hurdle of achievement for total company and business unit targets, no variable compensation is earned irrespective of personal target achievement. In addition, the final individual bonus payout percentage also depends on each executive’s personal achievement of their individual performance targets. Individual performance targets of the CEO and the ExCom members may consist of financial and non-financial targets such as sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics-related targets. Typical performance measures in this area can relate to employee engagement, talent pipeline, better world goals, opinion leader favorability towards the company, compliance, etc., and are linked directly to the achievement of strategic objectives to drive the sustainability of the financial performance. Target achievement is assessed by the Remuneration Committee on the basis of accounting and financial data.    The variable compensation is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, the variable compensation may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half of the variable compensation is paid after publication of the full year results.    Executives receive their variable compensation in cash but are encouraged to invest some (60%) or all of its value in company shares (Voluntary Shares).    Voluntary Shares are: • existing ordinary shares; • entitled to dividends paid as from the date of grant; • with respect to bonuses for the financial year 2020 onwards, subject to a lock-up period of three years for half of them and five years for the other half1; and • granted at market price, to which a discount is applied. With respect to bonuses for the financial year 2020 onwards, the discount amounts to maximum 20%2. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares).    As an additional reward, Executives who invest in Voluntary Shares also receive a company shares match of three matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares). With respect to bonuses for the financial year 2020 onwards, half of the Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period, while the other half vest over a five-year period3. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive: • has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and • has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lock-up as indicated above (ownership condition).    In the event of termination of service before the vesting date of the Restricted Stock Units, forfeiture rules apply. 1 With respect to bonuses for the financial years 2019 and before, all voluntary shares must be held for a five-year period. 2 With respect to bonuses for the financial years 2019 and before, the discount was 10%. 3 With respect to bonuses for the financial years 2019 and before, the Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a five-year period.    80

CORPORATE GOVERNANCE STATEMENT In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 520ter of the Belgian Companies Code, which has become article 7:91 of the Belgian Companies and Associations Code, as it allows: 1. for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, of which half of them vest over a three-year period and half of them vest over a five-year period, ensuring sustainable long-term performance14; and 2. for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, half of the Voluntary Shares are subject to a three-year lock-up period and half of them are subject to a five-year lock-up period2.5 c. Long-term incentives Annual long-term incentives Members of our senior management may be eligible for an annual long-term incentive paid out in stock options or other share-related instruments such as Restricted Stock Units, depending on management’s assessment of the beneficiary’s performance and future potential. Long-term incentive stock options have the following features: • an exercise price equal to the market price of the share at the time of grant; • a maximum lifetime of 10 years and an exercise period that starts after five years; • upon exercise, each option entitles the option holder to purchase one share; and • the options cliff vest after five years. In the event of termination of service before the vesting date, forfeiture rules will apply. Long-term Restricted Stock Units have the following features: • a grant value determined on the basis of the market price of the share at the time of grant; • upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; and • half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event of termination of service before the vesting date, specific forfeiture rules will apply. Grants made as from financial year 2020 will primarily take the form of Restricted Stock Units. Exceptional long-term incentives    Options or Restricted Stock Units may be granted from time to time to members of senior management of the company: • who have made a significant contribution to the success of the company; or • who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or • to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda. Vesting of such options or Restricted Stock Units may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants.    Grants made as from financial year 2020 will primarily take the form of Restricted Stock Units. By way of example, the following exceptional long-term incentive plans are currently in place:    1. 2020 Incentive Plan: options can be granted to selected members of the senior management of the company, who are considered to be instrumental in helping the company to achieve its ambitious growth target.    Each option gives the grantee the right to purchase one existing share. An exercise price is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after five years. The options only become exercisable provided a performance test is met by the company. This performance test is based on a net revenue amount which must be achieved by 2022 at the latest.    2. Integration Incentive Plan: options can be granted to selected members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided a performance test is met by the company by 31 December 2021 at the latest. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. 1 With respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to the Restricted Stock Units relating to the Matching Shares and the Discounted Shares. 2 With respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to Voluntary Shares.

AB INBEV ANNUAL REPORT 2019 3. Incentive Plan for SAB employees: options can be granted to employees of former SAB. The grant results from the commitment that the company has made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group.    Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. 4. Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by Anheuser-Busch InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. d. Recurring specific long-term Restricted Stock Unit programs Anheuser-Busch InBev has in place four recurring specific long-term Restricted Stock Unit programs: 1. A program allowing for the offer of Restricted Stock Units to certain members of the company’s senior management in certain specific circumstances. Such grants are made at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. The Restricted Stock Units vest after five years and in the event of termination of service before the vesting date, forfeiture rules apply. 2. A program allowing for the exceptional offer of Restricted Stock Units to certain members of senior management at the discretion of the Remuneration Committee as a long-term retention incentive for key managers of the company.    Members of senior management eligible to receive a grant under the program receive two series of Restricted Stock Units. The first half of the Restricted Stock Units vest after five years. The second half of the Restricted Stock Units vest after 10 years. As a variant under this program, the Restricted Stock Units may be granted with a shorter vesting period of 2.5 to three years for the first half and five years for the second half of the Restricted Stock Units. In the event of termination of service before the vesting date, forfeiture rules apply. As of 2017, instead of Restricted Stock Units, stock options may also be granted under the program with similar vesting and forfeiture rules. 3. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules.    4. A program allowing for the offer of performance-based Restricted Stock Units (Performance RSUs) to certain members of the company’s senior management. Upon vesting, each Performance RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of five or ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants, but they will remain in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. e. Exchange of share ownership program From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with AB InBev’s interests, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares.    Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period.

CORPORATE GOVERNANCE STATEMENT f. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives    Two programs which are aimed at maintaining consistency of benefits granted to executives and at encouraging the international mobility of executives while complying with all legal and tax obligations are in place: 1. The Exchange program: under this program the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remain locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program has now become applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who are relocated, e.g. to the United States, can be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who are relocated, e.g. to the United States. The shares that result from the exercise of the options must, in principle, remain blocked until 31 December 2023.    2. The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned.    There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period. g. Pension schemes    Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans. The CEO participates in a defined contribution plan. h. Other benefits The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices. B. Minimum threshold of shares to be held The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the ExCom    The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations under their employment agreements.    The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee. The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months. D. Reclaim of variable remuneration The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the stock options and/or Restricted Stock Units granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the exercise of the stock options or vesting of the Restricted Stock Units.

AB INBEV ANNUAL REPORT 2019 8.2. Remuneration report This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. 8.2.1. Remuneration report relating to directors A. General overview a. Cash remuneration The shareholders’ meeting held on 24 April 2019 resolved that, as from 2019 onwards, the fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500.    In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees. b. Share-based remuneration Former LTI stock option plan Until 31 December 2018, the company had an LTI stock option plan for directors (see section 8.1.2, b Former LTI Stock Option Plan), which was replaced in 2019 with the RSU Plan described below. RSU Plan At the company’s annual shareholders’ meeting held on 24 April 2019, it was resolved that the share-based portion of the remuneration of the directors of the company for the exercise of their mandate during the financial year 2018 (paid in 2019) and any subsequent years be granted under the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors (see above section 8.1.2. b) RSU Plan).    Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings). These Restricted Stock Units replaced the stock options to which the directors were previously entitled. The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Therefore, the RSU Plan for the directors qualifies as fixed remuneration.

CORPORATE GOVERNANCE STATEMENT

B. Individual director remuneration

Individual director remuneration for 2019 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted (5)
Maria Asuncion Aramburuzabala	10	75,000	0	75,000	2,505
Martin J. Barrington (3) (4)	10	195,000	18,667	213,667	1,558
Alexandre Behring (1)	2	25,000	2,333	27,333	2,505
Michele Burns	8	127,500	39,667	167,167	4,384
Sabine Chalmers (2)	7	50,000	0	50,000	0
Paul Cornet de Ways Ruart	10	75,000	4,667	79,667	2,505
Stéfan Descheemaeker (1)	3	25,000	2,333	27,333	2,505
Grégoire de Spoelberch	10	75,000	7,000	82,000	2,505
Claudio Garcia (2)	7	50,000	4,667	54,667	0
William F. Gifford (3)	9	0	0	0	0
Olivier Goudet (1)	3	85,000	9,333	94,333	6,890
Paulo Lemann	10	75,000	7,000	82,000	2,505
Xiaozhi Liu (2)	7	50,000	9,333	59,333	0
Alejandro Santo Domingo	9	75,000	0	75,000	2,505
Elio Leoni Sceti	10	75,000	21,000	96,000	2,505
Carlos Alberto da Veiga Sicupira (1)	3	25,000	2,333	27,333	2,505
Cecilia Sicupira (2)	7	50,000	4,667	54,667	0
Marcel Herrmann Telles	10	75,000	28,000	103,000	2,505
Alexandre Van Damme	10	75,000	21,000	96,000	2,505
All directors as a group		**1,282,500**	**182,000**	**1,464,500**	**40,387**

(1) Member of the Board of Directors until 24 April 2019.
(2) Member of the Board of Directors since 24 April 2019.
(3) Mr Barrington waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate up to the date of his retirement as CEO of Altria on 18 May 2018. Mr Barrington's annual remuneration was prorated for the exercise of his mandate during the remainder of 2018, which impacted the share based remuneration he received in 2019 based on the 2018 calendar year. Mr Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2019 and before.
(4) Chairman of the Board of Directors since 24 April 2019.
(5) No Restricted Stock Units granted to directors vested in 2019.

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C. Options owned by directors

The table below sets forth, for each of the company's current directors, the number of LTI stock options they owned as of 31 December 2019 (1) :

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014	
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024	
Maria Asuncion Aramburuzabala	15,000	15,000	15,000	15,000	0	**60,000**
Martin J. Barrington (2)	0	0	0	0	0	**0**
Sabine Chalmers (3) (4)	0	0	0	0	0	**0**
Michele Burns	25,500	25,500	25,500	0	0	**76,500**
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	**75,000**
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	**75,000**
Claudio Garcia (3) (4)	0	0	0	0	0	**0**
William F. Gifford (2)	0	0	0	0	0	**0**
Paulo Lemann	15,000	15,000	15,000	15,000	0	**60,000**
Xiaozhi Liu (3)	0	0	0	0	0	**0**
Alejandro Santo Domingo	15,000	15,000	0	0	0	**30,000**
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	**60,000**
Cecilia Sicupira (3)	0	0	0	0	0	**0**
Marcel Telles	15,000	15,000	15,000	15,000	15,000	**75,000**
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	**75,000**
Strike price (Euro)	84.47	104.50	113.25	113.10	80.83	

(1) At the annual shareholders' meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2019, no LTI stock options listed in the above table were exercised by directors. No LTI stock options were granted to Directors in 2019.
(2) Mr Barrington waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate up to the date of his retirement as CEO of Altria on 18 May 2018. Mr Barrington's annual remuneration was prorated for the exercise of his mandate during the remainder of 2018. Mr Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2019 and before.
(3) Member of the Board of Directors since 24 April 2019.
(4) Claudio Garcia and Sabine Chalmers do not hold stock options under the company's LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company.

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company's current directors, the number of Restricted Stock Units they owned as of 31 December 2019:

	Number of Restricted Stock Units owned
Grant Date	24 April 2019
Vesting Date	24 April 2024
Maria Asuncion Aramburuzabala	2,505
Martin J. Barrington	1,558
Michele Burns	4,384
Sabine Chalmers (1) (3)	0
Paul Cornet de Ways Ruart	2,505
Grégoire de Spoelberch	2,505
Claudio Garcia (1) (3)	0
William F. Gifford (2)	0
Paulo Lemann	2,505
Xiaozhi Liu (1)	0
Alejandro Santo Domingo	2,505
Elio Leoni Sceti	2,505
Cecilia Sicupira (1)	0
Marcel Herrmann Telles	2,505
Alexandre Van Damme	2,505
All directors as a group	25,982

(1) Member of the Board of Directors since 24 April 2019.
(2) Mr Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2019 and before.
(3) Claudio Garcia and Sabine Chalmers do not hold restricted stock units under the company's RSU Plan for directors. However, they do still hold certain Restricted Stock Units that were awarded to them in the past in their capacity as executives of the company.

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CORPORATE GOVERNANCE STATEMENT

8.2.2. Remuneration report relating to the ExCom

Except as provided otherwise, the information in this section relates to the ExCom as at 31 December 2019.

A. Components of executive remuneration

Executive remuneration generally consists of (a) a fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentive stock options, (d) long-term Restricted Stock Units, (e) pension schemes (f) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security.

In addition, the Board has set up a minimum threshold of shares to be held by the CEO and by the other members of the ExCom, as indicated in the Remuneration Policy.

a. Base salary

In 2019, based on his employment contract, the CEO earned a fixed annual salary of EUR 1.46 million (USD 1.64 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 2.27 million (USD 2.55 million).

b. Variable performance-related compensation – Share-based compensation plan

For 2019, based on the company's target achievement during the year 2019 and the executives' individual target achievement, the total bonus for the ExCom, including the CEO, effectively amounted to approximately 137% of their 2019 base salary. For the CEO, the total bonus effectively amounted to approximately 179% of his 2019 base salary.

As indicated in the remuneration policy (see above section 8.1), executives receive their bonus in cash but are encouraged to invest some or all of its value in Voluntary Shares. For bonuses related to financial year 2019, such voluntary investment led to a 10% discount and a company shares match of three Matching Shares for each share voluntarily invested up to a limited total percentage of each executive's variable compensation.

The effective payout of variable compensation was directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Company and business unit targets focus on achieving a balance of top line growth and cash flow generation.

Below a hurdle of achievement for total company and business unit targets, no variable compensation is earned irrespective of personal target achievement.

The targets for each of the performance KPIs and business and personal objectives are set and assessed by the Board, upon recommendation of the Remuneration Committee. A weighted performance score is translated into a payout curve which has a threshold and a cap. The threshold is set at the minimum acceptable level of performance to trigger the performance part of the bonus.

Variable compensation for performance in 2018 – paid in March 2019

For the year 2018, the CEO earned a bonus of EUR 0.73 million (USD 0.84 million). The other members of the former Executive Board of Management earned aggregate variable compensation of EUR 4.20 million (USD 4.81 million).

The amount of variable compensation is based on the company's performance during the year 2018 and the executives' individual target achievement. Any variable compensation was paid in March 2019.

The following table sets forth information regarding the number of the company's shares voluntarily acquired and Matching Shares granted in March 2019 (variable compensation awarded for performance in 2018) to the CEO and the other members of the ExCom as at 31 December 2019 under the Share-based compensation plan. The Matching Shares were granted in the form of Restricted Stock Units and vest after five years, on 4 March 2024.

Name	Voluntary Shares acquired	Matching Shares granted
Carlos Brito – CEO	5,230	21,320
David Almeida	1,467	5,016
John Blood	738	3,057
Felipe Dutra	1,823	7,433

In addition, David Kamenetzky, who left the ExCom on 30 July 2019, acquired 1,527 Voluntary Shares and received 6,319 Matching Shares in March 2019.

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AB INBEV ANNUAL REPORT 2019

Variable compensation for performance in 2019

For the year 2019, the CEO earned a bonus of EUR 2.61 million (USD 2.93 million). The other members of the ExCom earned aggregate variable compensation of EUR 2.49 million Euro (USD 2.80 million).

The amount of bonus is based on the company's performance during the year 2019 and the executives' individual target achievement. A first instalment of the bonus was paid in July 2019 (variable compensation awarded related to the first half of 2019) and any remainder of the variable compensation for the year 2019 will be paid in March 2020.

The following table sets forth information regarding the number of the company's shares voluntarily acquired and Matching Shares granted in July 2019 to the CEO and the other members of the ExCom as at 31 December 2019 related to the first half of 2019 under the Share-based compensation plan. The Matching Shares were granted in the form of Restricted Stock Units and vest after five years, on 29 July 2024.

Name	Voluntary Shares acquired	Matching Shares granted
Carlos Brito – CEO	15,244	61,422
David Almeida	2,452	11,069
John Blood	1,348	6,469
Felipe Dutra	5,407	22,030

c. Long-term incentive stock options

Annual long-term incentive stock options

On 25 January 2019, 88,864, 33,853, 126,979, and 84,633 long-term stock options (having an exercise price of EUR 65.70) were granted to respectively each of David Almeida, John Blood, Felipe Dutra and David Kamenetzky (who was a member of the ExCom until 30 June 2019). Additionally, 100,961 and 67,307 long-term stock options (having an exercise price of EUR 71.87) were granted on 2 December 2019 to respectively each of David Almeida and John Blood.

Exceptional long-term incentives

In 2019, no grants were made under the company's exceptional long-term incentive plans (as described section 8.1.3.A.c).

d. Recurring Specific long-term Restricted Stock Unit programs

In 2019, no grants were made to members of the ExCom under the company's recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.d.).

e. Exchange of share ownership program

In 2019, no member of the ExCom participated in the company's exchange of share ownership program (as described in section 8.1.3.A.e).

f. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2019, no member of the ExCom participated in any of the company's programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.f).

g. Pension schemes

Our executives participate in Anheuser-Busch InBev's pension schemes in either the US, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans.

The CEO participates in a defined contribution plan. No annual contributions were due by the company under his plan in 2019. The contributions for the other members of the ExCom amounted to approximately USD 0.20 million in aggregate in 2019.

h. Other benefits

Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2019 to approximately USD 0.04 million for the CEO and approximately USD 0.09 million in aggregate for the other members of the ExCom.

B. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2019

See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom.

David Kamenetzky (former Chief Strategy & External Affairs Officer) resigned effective on 30 June 2019.

Carlos Brito was appointed to serve as the CEO starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, the CEO is entitled to a termination indemnity of 12 months of remuneration, including variable compensation as described above.

C. Reclaim of variable remuneration

Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2019 (see section 8.1.3. D.). No variable remuneration was reclaimed in 2019.

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CORPORATE GOVERNANCE STATEMENT

D. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2019 under the 2009 LTI stock option plan (see section 8.2.2. A., c).

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	18 Dec 2009	30 Nov 2010	30 Nov 2011	30 Nov 2012	02 Dec 2013	01 Dec 2014	01 Dec 2015
Expiry date	17 Dec 2019	29 Nov 2020	29 Nov 2021	29 Nov 2022	01 Dec 2023	30 Nov 2024	30 Nov 2025
ExCom(1)	0	57,829	336,713	672,835	440,931	276,102	24,564
Strike price (EUR)	35.90	42.41	44.00	66.56	75.15	94.46	121.95

	LTI options	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	22 Dec 2015	01 Dec 2016	20 Jan 2017	22 Jan 2018	25 Jan 2019	02 Dec 2019
Expiry date	21 Dec 2025	30 Nov 2025	19 Jan 2027	21 Jan 2028	24 Jan 2029	01 Dec 2029
ExCom(1)	611,565	18,635	551,276	594,936	249,696	168,268
Strike price (EUR)	113.00	98.04	98.85	94.36	65.70	71.87

(1) The following options were exercised in 2019:
- a. Carlos Brito exercised 190,984 LTI options of 18 December 2009 with a strike price of EUR 35.90 and 273,365 LTI options of 30 November 2010 with a strike price of EUR 42.41.
- b. Felipe Dutra exercised 53,297 LTI options of 18 December 2009 with a strike price of EUR 35.90, 76,288 LTI options of 30 November 2010 with a strike price of EUR 42.41 and 100,836 LTI options of 30 November 2011 with a strike price of EUR 44.00.
- c. John Blood exercised 5,005 LTI options of 18 December 2009 with a strike price of EUR 35.90.

The table below sets forth the number of options granted under the November 2008 Exceptional Option Grant owned by the members of the ExCom as of 31 December 2019(1).

	November 2008 Exceptional Grant options Series A	November 2008 Exceptional Grant options Series B	November 2008 Exceptional Grant options Series A – Dividend Waiver 09	November 2008 Exceptional Grant options Series B – Dividend Waiver 09	November 2008 Exceptional Grant options Series B – Dividend Waiver 11	November 2008 Exceptional Grant options Series B – Dividend Waiver 13
Grant date	25 Nov 2008	25 Nov 2008	1 Dec 2009	1 Dec 2009	11 July 2011	31 May 2013
Expiry date	24 Nov 2018	24 Nov 2023	24 Nov 2018	24 Nov 2023	24 Nov 2023	24 Nov 2023
ExCom(2)	0	1,626,679	0	1,260,596	0	0
Strike price (EUR)	10.32	10.32		33.24	40.35	75.82

(1) The Series A stock options have a duration of 10 years as from granting and vested on 1 January 2014. The Series B stock options have a duration of 15 years as from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that the company meets a performance test. This performance test, which was met, required the net debt/EBITDA, as defined (adjusted for exceptional items) ratio to fall below 2.5 before 31 December 2013. Forfeiture rules apply in the event of termination of employment.

(2) The following options were exercised in 2019:
- a. In January 2019, Felipe Dutra exercised 542,226 options of 25 November 2008 with a strike price of EUR 10.32 and 343,884 options of 1 December 2009 with a strike price of EUR 33.24;
- b. In August 2019, David Almeida exercised 361,484 options of 25 November 2008 with a strike price of EUR 10.32.

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AB INBEV ANNUAL REPORT 2019 The table below sets forth the number of options granted under the 2020 Incentive Plan owned by the members of the ExCom as of    31 December 2019 (see section 8.2.2. A., c).     2020 Incentive Stock Options    Grant date 22 December 2015 Expiry date 22 December 2025 ExCom 47,823 Strike price (EUR) 113.00 The table below sets forth the number of options granted under the Integration Incentive Plan owned by the members of the ExCom as of 31 December 2019 (see section 8.2.2. A., c).     Integration Incentive Stock Options Grant date 5 May 2017 Expiry date 31 December 2026 ExCom 261,706 Strike price (EUR) 109.10 The table below sets forth the number of options granted under the Long Run Stock Options Incentive Plan owned by the members of the ExCom as of 31 December 2019 (see section 8.2.2. A., c).     Long Run Stock Options Long Run Stock Options Incentive Plan Incentive Plan Grant date 1 December 2017 18 May 2018 Expiry date 31 December 2032 31 December 2032 ExCom 2,002,504 1,708,044 Strike price (EUR) 96.70 80.34

AB INBEV ANNUAL REPORT 2019 Contacts Registered office ANHEUSER-BUSCH INBEV Grand-Place 1 1000 Brussels Belgium Global Headquarters—Belgium ANHEUSER-BUSCH INBEV Brouwerijplein 1 3000 Leuven Belgium Functional Management Office ANHEUSER-BUSCH INBEV 250 Park Avenue Floor 2 New York, NY 10177 United States Africa THE SOUTH AFRICAN BREWERIES 56 Grosvenor Road Bryanston, Sandton South Africa Asia Pacific North ANHEUSER-BUSCH INBEV CHINA 26 F Raffles City Shanghai Office Tower 268 Middle Xizang Road Shanghai, 200001 PRC Asia Pacific South CARLTON & UNITED BREWERIES 77 Southbank Boulevard Southbank Victoria 3006 Australia Europe INBEV BELGIUM Brouwerijplein 1 3000 Leuven Belgium Latin America COPEC BAVARIA Cra. 53A No. 127-35 Bogotá Colombia Latin America North AMBEV Corporate Park Rua Dr. Renato Paes de Barros 1017 4th Floor 04530-001, Sao Paulo Brazil Latin America South CERVECERIA Y MALTERIA QUILMES S.A.I.C.A Y G. Av. Rafael Obligado 1221 1er piso Capital Federal Argentina Middle Americas GRUPO MODELO Cerrada de Palomas No. 22, Piso 6 Colonia Reforma Social CP 11650 Delegación Miguel Hidalgo Ciudad de Mexico North America ANHEUSER-BUSCH CO. INC. One Busch Place St. Louis, MO 63118 United States

AB INBEV ANNUAL REPORT 2019 trademarks Registered The following brands are registered trademarks of Anheus-er-Busch InBev SA/NV or one of its affiliated companies:    Global brands: Budweiser, Stella Artois and Corona International brands: Castle, Beck’s, Leffe, Hoegaarden and Michelob Ultra Local brands: 10 Barrel, 100% renewable electricity, Aguila, Alexander Keith’s, Alta Palla, Ama, Andes, Antarctica, Archibald, Atlas Golden Light, Atom Brands, Babe, Bagbier, Balboa, Bathtub Gin, Barrilito, Bass, BBC La Cotidiana, Be a King, Beck’s Ice, Becker, Belle-Vue, Belgian Beer Café, Best Damn, Birra del Borgo, Blasfemia, Blue Girl, Blue Point, Boddingtons, Bohemia, Bon & Viv, Boxing Cat, Brahma, Breckenridge, Brutal Fruit, Bud 0.0, Bud 66, Bud Light, Bud Light Seltzer, Budweiser Copper Lager, Budweiser Harvest Reserve, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carlton, Carling Black Label, Cass, Castle Lite, Castle Lite Cold Lock, Chernigivske, Club, Club Colombia, Colorado, Colorado Ribeirão Lager, Corona Cero, Corona Extra, Corona This Is Living, Coronita, Crew Republic, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Drinkworks Home Bar, Eagle Lager, Elysian, Estrella, Estrella Jalisco, Flying Fish Chill, Four Peaks, Franziskaner, Ginette, Ginsber, Golden Road, Goose Island, Great Northern, Guaraná Antarctica, Haake-Beck, Harbin, Harbin Cristal, Hasseröder, Hertog Jan, Hertog Jan 0.0, HiBall, Hoegaarden Rosée, Impala, Jinling, Jinlongquan, Julius, Jupiler, Jupiler 0.0, Kaiba, Karbach, Kilimanjaro, King of Beers, Klinskoye, Kokanee, Kombrewcha, Kwak, Labatt, Lakeport, La Legítima, Land Shark Lager, La Virgen, Leffe Royale, Leffe 0.0, Leon, Liberty, Löwenbräu, Lucky, Mackeson, Magnífica, Malta, Maverick Drinks, Master of Malt, Mexicali, Michelob Ultra Pure Gold, Michelob Ultra Lime Cactus, Mike’s Hard, Mike’s Hard Sparkling Water, Mill Street, Modelo, Modelo Especial, Montejo, Mountain Series, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, O’Doul’s, OB, Oland, Old Blue Last, Paceña, Pacifico, Patagonia, Patagonia Hoppy Lager, Patricia, Pilsen, Pilsen Callao, Pilsener, Pirate Life, Poker, Pony Malta Plus, Presidente, Pure Blonde, Pure Draught, Quilmes, RateBeer, Redd’s Apple, Ritas, Rogan, Safari, Salva Vida, Saturday Session, Sedrin, Shiliang, Shock Top, Sibirskaya Korona, Skol, Skol Beats GT, Skol Puro Malte, SmartBarley, Spaten, Stanley Park, Stella Artois Buy A Lady A Drink, Stella Artois Midnight Lager, Stella Artois Seltzer, Sunbru, T, Temple Brewery, Tijuana, Tolstiak, Tripel Karemeliet, Tropical, Vieux Temps, Victoria, Victoria Bitter, Wäls, Whitbread, Wicked Weed, Yantar, Zalva, ZX Ventures. The following brand is a registered trademark: PerfectDraft: co-owned with Koninklijke Philips N.V. Clean Waves: co-owned with Parley LLC Responsible Editor Pablo Jimenez Project Lead Fallon Buckelew Translation Supervision Ingvild Van Lysebetten Special thanks to all our proofreaders and colleagues from Anheuser-Busch InBev who made this Annual Report a reality. Colleagues on Cover Adeline Bruyere, Global Tax Analyst (based in Leuven, Belgium) Justin Webb, Global Internal Control (based in Leuven, Belgium) Original English version written by Marci Limpert Design and Production Chris Communications The coated pages of the Annual Report are printed on 10% postconsumer recycled paper. The uncoated pages of the Annual Report are printed on 100% postconsumer recycled paper. All paper is both FSC and SFI certified. The coated pages of the annual report are printed on FSC paper. The uncoated pages are printed on 100% postconsumer recycled FSC paper. U kan dit rapport in het Nederlands raadplegen op onze web-site: www.ab-inbev.com Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com Anheuser-Busch InBev NV/SA Brouwerijplein 1B-3000 Leuven Belgium Tel: +32 16 276 111 Fax: +32 16 506 111 Register of Companies 0417.497.106